Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 7, 2009
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 57 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. The Company’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod (rod). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and six months ended June 30, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Sand Springs Metal Processors (“SSMP”) – October 30, 2008; Metro Recycling (“Metro”) – October 27, 2008; Hearon Steel Co. (“Hearon”) – July 14, 2008, and Century Steel, Inc. (“CSI”) – April 1, 2008. CSI was acquired by Pacific Coast Steel (“PCS”); a majority owned joint venture of the Company. In conjunction with the acquisition of CSI, on April 1, 2008, the Company increased its equity participation in PCS to approximately 84% from 55%.
Three months ended June 30, 2009, compared to three months ended June 30, 2008
The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2009 and 2008.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	266,169		489,694
Merchant/Special Sections/Structurals	652,549		1,423,274
Rod	123,501		193,421
Fabricated Steel	298,758		393,696

Total	1,340,977		2,500,085

Net sales	$1,035,964	100.0%	$2,545,810	100.0%		$(1,509,846)

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	906,457	87.5%	1,980,192	77.8%	9.7%	(1,073,735)
Selling and administrative	62,544	6.0%	74,829	2.9%	3.1%	(12,285)
Depreciation	52,764	5.1%	51,984	2.1%	3.0%	780
Amortization of intangibles	16,490	1.6%	26,257	1.0%	0.6%	(9,767)
Facility closure costs	36,545	3.5%	—	0.0%	3.5%	36,545
Other operating expense (income), net	2,129	0.2%	(340)	0.0%	0.2%	2,469

	1,076,929	103.9%	2,132,922	83.8%	20.1%	(1,055,993)

(Loss) Income from operations	(40,965)	-3.9%	412,888	16.2%	-20.1%	(453,853)

(Loss) Income from 50% owned joint ventures	(5,256)	-0.5%	41,727	1.7%	-2.2%	(46,983)

(Loss) Income before other expenses and income taxes	(46,221)	-4.4%	454,615	17.9%	-22.3%	(500,836)

Other expenses
Interest expense	35,581	3.4%	35,564	1.4%	2.0%	17
Interest income	(1,762)	-0.1%	(2,638)	-0.1%	0.0%	876
Foreign exchange loss (gain), net	14,488	1.4%	(451)	0.0%	1.4%	14,939
Amortization of deferred financing costs	3,001	0.3%	2,691	0.1%	0.2%	310
Writedown of investments	—	0.0%	17,004	0.7%	-0.7%	(17,004)

	51,308	5.0%	52,170	2.1%	2.9%	(862)

(Loss) Income before income taxes	(97,529)	-9.4%	402,445	15.8%	-25.2%	(499,974)

Income tax (benefit) expense	(40,746)	-3.9%	136,795	5.4%	-9.3%	(177,541)

Net (Loss) Income	(56,783)	-5.5%	265,650	10.3%	-15.8%	(322,433)

Less: Net income attributable to noncontrolling interest	797	0.1%	3,543	0.1%	0.0%	(2,746)

Net (Loss) Income Attributable to Gerdau Ameristeel & Subsidiaries	$(57,580)	-5.6%	$262,107	10.2%	-15.8%	$(319,687)

Earnings per share attributable to Gerdau Ameristeel & Subsidiaries
(Loss) earnings per common share — basic	$(0.13)		$0.61
(Loss) earnings per common share — diluted	$(0.13)		$0.60

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
  (Excludes 50% owned joint ventures)

	Three Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$637,838	$1,857,835
Fabricated steel shipment revenue	281,131	432,278
Other products shipment revenue *	76,287	167,944
Freight	40,708	87,753

Net Sales	$1,035,964	$2,545,810

Mill external shipments (tons)	1,042,219	2,106,389
Fabricated steel shipments (tons)	298,758	393,696

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$612	$882	$(270)	-30.6%
Fabricated steel shipments	941	1,098	(157)	-14.3%

Scrap Charged	172	383	(211)	-55.1%

Metal Spread (selling price less scrap)
Mill external steel shipments	440	499	(59)	-11.8%
Fabricated steel shipments	769	715	54	7.6%

Mill Manufacturing Cost ($ / ton)	308	332	(24)	-7.2%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended June 30, 2009 decreased 60% to $1.0 billion from $2.5 billion for the three months ended June 30, 2008. Finished tons shipped for the three months ended June 30, 2009 were 1.3 million tons, a decrease of 1.2 million tons, or 46%, compared to the three months ended June 30, 2008. Shipment volume decreased in comparison to the three months ended June 30, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $612 per ton for the three months ended June 30, 2009, a decrease of $270 per ton compared to the three months ended June 30, 2008.
Cost of sales: As a percentage of sales, cost of sales was 87.5% for the three months ended June 30, 2009 as compared to 77.8% for the three months ended June 30, 2008. While cost of sales has decreased primarily as a result of a 46% decline in volume of finished goods shipped to outside customers, the following factors resulted in increased cost of sales as a percentage of sales:
•	Mill weighted average selling prices decreased by $270 per ton which was partially offset by lower scrap raw material costs.

•	Scrap raw materials charged to the melt shop, the principal component of the Company’s cost structure, decreased $211 per ton. However, as a result of maintaining approximately one to two months of inventory on hand, the benefit of these reduced raw material costs was not completely realized in earnings during the three months ended June 30, 2009.

•	The Company’s steel making facilities production for the three months ended June 30, 2009 was approximately 48% of the production for the three months ended June 30, 2008. Despite this, the mill manufacturing costs were approximately 7.2%, or $24 per ton lower, in the three months ended June 30, 2009 compared to the three months ended June 30, 2008, as a result of the significant cost containment initiatives implemented by the Company and lower raw material costs.

•	Included within cost of sales for the second quarter of 2009 is a $14.6 million charge to write down the value of certain of the Company’s inventory to its current market value. The writedown of the Company’s inventory was primarily driven by the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices for the Company’s finished products.
Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2009 decreased $12.3 million compared to the three months ended June 30, 2008. The decrease in selling and administrative expenses is primarily due to a decrease in deferred compensation expense along with a reduction to the bonus accrual due to lower anticipated results for 2009 as well as the impact of cost reduction efforts. Included in selling and administrative expense for the three months ended June 30, 2009 is a non-cash pre-tax expense of $5.3 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense of $12.8 million for the three months ended June 30, 2008. Despite the reduction in total selling and administrative expense, as a percentage of revenue, selling and administrative expenses increased from 2.9% in 2008 to 6.0% in 2009 as a result of the decrease in shipment volume of the Company’s products.
Amortization of intangibles: Amortization expense for the three months ended June 30, 2009 decreased $9.8 million when compared to the three months ended June 30, 2008. The decrease is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by the inclusion of amortization associated with customer relationship and contract backlog intangible assets acquired through the CSI acquisition for the entire period. The Chaparral customer relationship intangible asset was amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Facility closure costs: During June 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its intent to close or idle certain facilities (the “Plan”). However, after further evaluation of our markets and production capabilities, the Company has decided not to suspend production at the Sayreville mill as announced in early June. The Company recorded a $36.5 million pre-tax charge for the three months ended June 30, 2009 related to the Plan. The pre-tax charge consisted primarily of charges related to the write-down of property, plant and equipment and certain equipment spares maintained in inventory. The remaining charges consisted of employee severance costs for the affected employees and other facility closure expenses. The Company has recorded a liability at June 30, 2009 related to the Plan in the amount of $0.6 million which is included in the accrued salaries, wages and employee benefits line item of the Company’s condensed consolidated balance sheet. In connection with the Plan which is expected to be completed by the end of 2009, the Company anticipates recording additional charges over the balance of 2009. Depending on the outcome of the Sand Springs discussions, further charges of up to $50 million, on an after tax basis, could be incurred.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $5.3 million for the three months ended June 30, 2009 compared to income of $41.7 million for the three months ended June 30, 2008. These results are primarily driven by the Company’s investment in Gallatin Steel. Gallatin Steel’s shipments decreased approximately 44.7% during the three months ended June 30, 2009 in comparison to the same period of the prior year. In addition, metal spreads decreased 54.1% when comparing the same periods.
Writedown of investments: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at June 30, 2009, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The Company’s analysis of other-than-temporary impairment factors indicated no pre-tax other-than-temporary impairment for the three months ended June 30, 2009, related to these auction rate securities as compared to a $17.0 million writedown for the three months ended June 30, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate for the three months ended June 30, 2009 was a recovery of 41.8% compared to an expense of 34.0% for the three months ended June 30, 2008. The 2009 rate represents a high recovery due to the impact of the relatively fixed amount of tax exempt income. During the three months ended June 30, 2009, the Company increased its valuation allowance by $10.0 million related to state net operating losses and recycling credits that are not more likely than not to be fully realized.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $858.4 million for the three months ended June 30, 2009, compared to $2.3 billion for the three months ended June 30, 2008. Mini-mill segment sales include sales to the downstream segment of $128.4 million and $245.9 million for the three months ended June 30, 2009 and 2008, respectively. Mini-mill segment loss from operations for the three months ended June 30, 2009 was $53.4 million compared to income from operations of $407.9 million for the three months ended June 30, 2008. The decrease in mini-mill segment income from operations for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 is primarily the result of decreased external shipments due to the global liquidity crisis and related downturn in economic activity noted above.
Downstream segment sales were $306.0 million for the three months ended June 30, 2009 compared to $468.5 million for the three months ended June 30, 2008 as shipments decreased by 24%. Downstream segment income from operations was $18.4 million for the three months ended June 30, 2009 compared to $35.1 million for the three months ended June 30, 2008, a decrease of $16.7 million, or 47.6% which was primarily attributable to a decrease of $157 per ton in the weighted average net selling price of fabricated steel partially offset by a reduction in the price of steel transferred from the mills. During the first six months of 2009, the impact of reduced volume has not been as significant on the downstream business in comparison to the mills as a result of the longer term backlog work. This backlog has continued to diminish and further volume reduction could occur in this segment.
Non-GAAP Financial Measures
Non-GAAP Adjusted Net (Loss) Income: Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of facility closure costs and the writedown of investments, is a non-GAAP financial measure. Management believes that it is useful as a supplemental measure in assessing the operating performance of the business. The measure is used by the Company to evaluate business results. The Company excludes facility closure costs and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business. Below is a reconciliation of this non-GAAP measure to net (loss) income for the periods indicated, excluding facility closure costs and writedown of investments.

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited
	June 30, 2009	Diluted EPS	June 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net (Loss) Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(57,580)	$(0.13)	$262,107	$0.60

Adjustment for facility closure costs	36,545	0.08	—	—

Adjustment for income tax on facility closure costs	(9,704)	(0.02)	—	—

Adjustment for writedown of investments	—	—	17,004	0.04

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share attributable to Gerdau Ameristeel & Subsidiaries	$(30,739)	$(0.07)	$279,111	$0.64

EBITDA: EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of investments, cash distributions from 50% owned joint ventures, facility closure costs, and foreign exchange gain/loss, net and deducting interest income and (loss) income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended June 30, 2009 and 2008 is shown below:

	For the Three Months Ended
(US$ in thousands)	June 30, 2009	June 30, 2008
Net (loss) income	$(56,783)	$265,650
Income tax (benefit) expense	(40,746)	136,795
Interest and other expense on debt	35,581	35,564
Interest income	(1,762)	(2,638)
Depreciation	52,764	51,984
Amortization of intangibles	16,490	26,257
Facility closure costs	36,545	—
Amortization of deferred financing costs	3,001	2,691
(Loss) income from 50% owned joint ventures	5,256	(41,727)
Cash distribution from 50% owned joint ventures	—	30,000
Foreign exchange (gain) loss, net	14,488	(451)
Writedown of investments	—	17,004

EBITDA	$64,834	$521,129

Six months ended June 30, 2009, compared to six months ended June 30, 2008
The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2009 and 2008.
(US$ in thousands)

	Six Months Ended		Six Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	458,669		994,941
Merchant/Special Sections/Structurals	1,254,435		2,775,125
Rod	240,668		392,727
Fabricated Steel	572,467		715,896

Total	2,526,239		4,878,689

Net sales	$2,073,663	100.0%	$4,577,472	100.0%		$(2,503,809)

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	1,837,334	88.6%	3,580,819	78.2%	10.4%	(1,743,485)
Selling and administrative	118,844	5.7%	129,405	2.8%	2.9%	(10,561)
Depreciation	105,093	5.1%	104,504	2.3%	2.8%	589
Amortization of intangibles	33,098	1.6%	50,420	1.1%	0.5%	(17,322)
Facility closure costs	36,545	1.8%	—	0.0%	1.8%	36,545
Other operating expense (income), net	4,425	0.2%	(890)	0.0%	0.2%	5,315

	2,135,339	103.0%	3,864,258	84.4%	18.6%	(1,728,919)

(Loss) Income from operations	(61,676)	-3.0%	713,214	15.6%	-18.6%	(774,890)

(Loss) Income from 50% owned joint ventures	(15,500)	-0.7%	60,107	1.3%	-2.0%	(75,607)

(Loss) Income before other expenses and income taxes	(77,176)	-3.7%	773,321	16.9%	-20.6%	(850,497)

Other expenses
Interest expense	74,731	3.6%	87,403	1.9%	1.7%	(12,672)
Interest income	(3,163)	-0.2%	(9,301)	-0.2%	0.0%	6,138
Foreign exchange loss (gain), net	11,755	0.6%	(4,329)	-0.1%	0.7%	16,084
Amortization of deferred financing costs	5,807	0.3%	5,382	0.1%	0.2%	425
Writedown of investments	—	0.0%	39,671	0.9%	-0.9%	(39,671)

	89,130	4.3%	118,826	2.6%	1.7%	(29,696)

(Loss) Income before income taxes	(166,306)	-8.0%	654,495	14.3%	-22.3%	(820,801)

Income tax (benefit) expense	(74,879)	-3.6%	221,442	4.8%	-8.4%	(296,321)

Net (Loss) Income	(91,427)	-4.4%	433,053	9.5%	-13.9%	(524,480)

Less: Net income attributable to noncontrolling interest	(1,175)	-0.1%	7,938	0.2%	-0.3%	(9,113)

Net (Loss) Income Attributable to Gerdau Ameristeel & Subsidiaries	$(90,252)	-4.5%	$425,115	9.3%	-13.8%	$(515,367)

Earnings per share attributable to Gerdau Ameristeel & Subsidiaries
(Loss) earnings per common share — basic	$(0.21)		$0.98
(Loss) earnings per common share — diluted	$(0.21)		$0.98

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
   (Excludes 50% owned joint ventures)

	Six Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$1,301,212	$3,367,700
Fabricated steel shipment revenue	579,909	741,668
Other products shipment revenue *	118,003	299,809
Freight	74,539	168,295

Net Sales	$2,073,663	$4,577,472

Mill external shipments (tons)	1,953,772	4,162,793
Fabricated steel shipments (tons)	572,467	715,896

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$666	$809	$(143)	-17.7%
Fabricated steel shipments	1,013	1,036	(23)	-2.2%

Scrap Charged	185	331	(146)	-44.1%

Metal Spread (selling price less scrap)
Mill external steel shipments	481	478	3	0.6%
Fabricated steel shipments	828	705	123	17.4%

Mill Manufacturing Cost ($ / ton)	333	319	14	4.4%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the six months ended June 30, 2009 decreased 54.3% to $2.1 billion from $4.6 billion for the six months ended June 30, 2008. Finished tons shipped for the six months ended June 30, 2009 were 2.5 million tons, a decrease of 2.4 million tons, or 48%, compared to the six months ended June 30, 2008. Shipment volume decreased in comparison to the six months ended June 30, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $666 per ton for the six months ended June 30, 2009, a decrease of $143 compared to the six months ended June 30, 2008.
Cost of sales: As a percentage of sales, cost of sales was 88.6% for the six months ended June 30, 2009 as compared to 78.2% for the six months ended June 30, 2008. While cost of sales has decreased primarily as a result of a 48% decline in volume of finished goods shipped to outside customers, the following factors resulted in increased cost of sales as a percentage of sales:
•	Mill weighted average selling prices decreased by $143 per ton which was partially offset by lower scrap raw material costs.

•	Scrap raw materials charged to the melt shop, the principal component of the Company’s cost structure, decreased $146 per ton. However, as a result of maintaining approximately one to two months of inventory on hand, the benefit of these reduced raw material costs was not completely realized in earnings during the six months ended June 30, 2009.

•	The Company’s steel making facilities production for the six months ended June 30, 2009 was approximately 48% of the production for the six months ended June 30, 2008. As a result of these low utilization rates, mill manufacturing costs were approximately 4.4% or $14 per ton higher in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. This increase would have been significantly higher if the Company had not also implemented significant cost reduction initiatives.

•	Included within cost of sales for the six months ended June 30, 2009 is a $33.0 million charge to write down the value of certain of the Company’s inventory to its current market value. The writedown of the Company’s inventory was primarily driven by the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices for the Company’s finished products.
Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2009 decreased $10.6 million compared to the six months ended June 30, 2008. The decrease in selling and administrative expenses is primarily due to a decrease in deferred compensation expense. Included in selling and administrative expense for the six months ended June 30, 2009 is a non-cash pre-tax expense of $4.0 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense of $16.6 million for the six months ended June 30, 2008. As a percentage of revenue, selling and administrative expenses increased from 2.8% in 2008 to 5.7% in 2009 as a result of the decrease in shipment volume of the Company’s products.
Amortization of intangibles: Amortization expense for the six months ended June 30, 2009 decreased $17.3 million when compared to the six months ended June 30, 2008. The decrease is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by the inclusion of amortization associated with customer relationship and contract backlog intangible assets acquired through the CSI acquisition for the entire period. The Chaparral customer relationship intangible asset was amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Facility closure costs: During June 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its intent to close or idle certain facilities (the “Plan”). However, after further evaluation of our markets and production capabilities, the Company has decided not to suspend production of the Sayreville mill as announced in early June. The Company recorded a $36.5 million pre-tax charge for the six months ended June 30, 2009 related to the Plan. The pre-tax charge consisted primarily of charges related to the write-down of property, plant and equipment and certain equipment spares maintained in inventory. The remaining charges consisted of employee severance costs for the affected employees and other facility closure expenses. The Company has recorded a liability at June 30, 2009 related to the Plan in the amount of $0.6 million which is included in the accrued salaries, wages and employee benefits line item of the Company’s condensed consolidated balance sheet. In connection with the Plan which is expected to be completed by the end of 2009, the Company anticipates recording additional charges over the balance of 2009. Depending on the outcome of the Sand Springs discussions, further charges of up to $50 million, on an after tax basis, could be incurred.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $15.5 million for the six months ended June 30, 2009 compared to income of $60.1 million for the six months ended June 30, 2008. This decrease was primarily attributable to a decrease in Gallatin’s average net selling price and shipment volume.
Writedown of investments: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at June 30, 2009, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The Company’s analysis of other-than-temporary impairment factors indicated no pre-tax other-than-temporary impairment for the six months ended June 30, 2009, related to these auction rate securities as compared to a $39.7 million writedown for the six months ended June 30, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate for the six months ended June 30, 2009 was a recovery of 45.0% compared to an expense of 33.8% for the six months ended June 30, 2008. The 2009 rate represents a high recovery due to the impact of the relatively fixed amount of tax exempt income. During the six months ended June 30, 2009, the Company increased its valuation allowance by $13.9 million related to state net operating losses and recycling credits that are not more likely than not to be fully realized.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $1.7 billion for the six months ended June 30, 2009, compared to $4.2 billion for the six months ended June 30, 2008. Mini-mill segment sales include sales to the downstream segment of $259.0 million and $422.6 million for the six months ended June 30, 2009 and 2008, respectively. Mini-mill segment loss from operations for the six months ended June 30, 2009 was $108.0 million compared to income from operations of $701.9 million for the six months ended June 30, 2008. The decrease in mini-mill segment income from operations for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008 is primarily the result of decreased external shipments due to the global liquidity crisis and related downturn in economic activity noted above.
Downstream segment sales were $622.8 million for the six months ended June 30, 2009 compared to $804.6 million for the six months ended June 30, 2008. Downstream segment income from operations was $42.5 million for the six months ended June 30, 2009 compared to $53.7 million for the six months ended June 30, 2008, a decrease of $11.2 million, or 20.9%, which was primarily attributable to a decrease in shipment levels of approximately 20% and a $23 per ton decrease in the weighted average net selling price of fabricated steel.

Non-GAAP Financial Measures
Reconciliation of Non-GAAP Adjusted Net (Loss) Income to net (loss) income for the six months ended June 30, 2009 and 2008 is shown below:

	For the Six Months Ended - Unaudited		For the Six Months Ended - Unaudited
	June 30, 2009	Diluted EPS	June 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(90,252)	$(0.21)	$425,115	$0.98

Adjustment for facility closure costs	36,545	0.08	—	—

Adjustment for income tax on facility closure costs	(9,704)	(0.02)	—	—

Adjustment for writedown of investments	—	—	39,671	0.09

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share attributable to Gerdau Ameristeel & Subsidiaries	$(63,411)	$(0.15)	$464,786	$1.07

Reconciliation of EBITDA to net income for the six months ended June 30, 2009 and 2008 is shown below:

	For the Six Months Ended
(US$ in thousands)	June 30, 2009	June 30, 2008
Net (loss) income	$(91,427)	$433,053
Income tax (benefit) expense	(74,879)	221,442
Interest and other expense on debt	74,731	87,403
Interest income	(3,163)	(9,301)
Depreciation	105,093	104,504
Amortization of intangibles	33,098	50,420
Facility closure costs	36,545	—
Amortization of deferred financing costs	5,807	5,382
(Loss) income from 50% owned joint ventures	15,500	(60,107)
Cash distribution from 50% owned joint ventures	405	40,404
Foreign exchange (gain) loss, net	11,755	(4,329)
Writedown of investments	—	39,671

EBITDA	$113,465	$908,542

LIQUIDITY AND CAPITAL RESOURCES
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility. The Company’s principal liquidity requirements are working capital, capital expenditures, debt service, pensions and dividends. During the six months ended June 30, 2009, the Company contributed $68.4 million to its defined benefit pension plans. The Company expects to contribute an additional $5.6 million to its pension plans during the balance of the 2009 fiscal year.
As of June 30, 2009, the Company had $1.1 billion of cash and short-term investments and approximately $538.7 million available under the Senior Secured Credit Facility (see Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position of approximately $1.7 billion. During the remainder of 2009, the Company anticipates being able to generate sufficient cash flow from operations to fund its investing and financing requirements.
Certain of the Company’s debt instruments require the Company to comply with financial covenants. As of June 30, 2009, the Company was in compliance with all applicable financial covenants.
The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A., (on a consolidated basis, including the Company), maintain certain financial covenants that are calculated under International Financial Reporting Standards (“IFRS”) and presented in Brazilian Reais (“R$”).
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants as outlined in the Term Loan Facility section below.

Cash Flows
Operating activities: Net cash provided by operations for the six months ended June 30, 2009 was $516.4 million compared to $163.0 million for the six months ended June 30, 2008. For the six months ended June 30, 2009, accounts receivable provided $147.4 million of cash primarily due to decreased sales during the current year in comparison to 2008. Inventory provided $383.2 million of cash primarily due to decreased raw material pricing and the Company’s efforts to reduce inventory levels. Liabilities used $151.0 million due to the slowdown in operations during the first half of 2009 reducing accounts payable, and accrued liabilities.
Investing activities: Net cash used in investing activities was $109.4 million for the six months ended June 30, 2009 compared to $266.9 million in the six months ended June 30, 2008. For the six months ended June 30, 2009, cash paid for the purchases of investments was $487.9 million, capital expenditures totalled $59.1 million, and cash received from the sale of investments was $436.2 million.
Financing activities: Net cash used by financing activities was $28.0 million in the six months ended June 30, 2009 compared to $130.0 million in the six months ended June 30, 2008. For the six months ended June 30, 2009, cash paid for the payment of dividends was $8.6 million, payments of deferred financing costs were $13.9 million, payments on term borrowings were $3.6 million and distributions to noncontrolling interest totaled $3.6 million. For the six months ended June 30, 2008, the principal component of financing activities was the payment of dividends.
Outstanding Shares
As of July 31, 2009, the Company had 433,305,567 common shares outstanding.
Credit Facilities and Indebtedness
The following is a summary of existing credit facilities and other long term debt:
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility. The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At June 30, 2009 Gerdau S.A.’s Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense of more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA of less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revises the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense of more than 2.5 and a ratio of consolidated net debt to EBITDA of less than 5.0. The revised covenant levels will remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of June 30, 2009, Gerdau S.A.’s EBITDA to net interest expense ratio was 4.4. Gerdau S.A.’s consolidated EBITDA for the six and twelve months ended June 30, 2009 was R$1.2 billion and R$6.5 billion, respectively, and net interest expense for these same periods was R$553.9 million and R$1.5 billion, respectively. As of June 30, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.0. As of June 30, 2009, Gerdau S.A.’s consolidated net debt was R$12.7 billion.
The amendment also revises the interest charged on the outstanding borrowings if and when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25%. At June 30, 2009, the Company is in compliance with the original financial covenants. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three nonconsecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending March 9, 2009, the export receivables were $411.0 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $47.8 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the Term Loan Facility at June 30, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at June 30, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payment, prepayments of principal of debt incurred to finance capital expenditures, cash interest payment, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of June 30, 2009, the Fixed Charge Coverage ratio was 1.3 and excess availability was $538.7 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
At both June 30, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $67.9 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at June 30, 2009 and December 31, 2008, approximately $538.7 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both June 30, 2009 and December 31, 2008, the loan amount outstanding was $15.4 million. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of June 30, 2009, Shareholders’ Equity was $2.8 billion and the Shareholders’ Equity to Total Asset ratio was 0.56:1.0.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of these notes was adjusted during the three months ended June 30, 2008 to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method. At June 30, 2009, the Company’s Senior Notes were rated Ba1 and BB+, respectively, by Moody’s Investor Service and Standard & Poor’s Rating Services. See the “Subsequent Events” section regarding the Company’s plan to redeem these notes.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRB”) outstanding at June 30, 2009 and December 31, 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, which was subsequently repaid during 2009. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the

Company, entered into a new IRB for the Jacksonville, Florida facility In the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Leases: Gerdau Ameristeel had $0.2 million and $0.1 million of capital leases at June 30, 2009 and December 31, 2008, respectively.
Capital expenditures
Gerdau Ameristeel spent $59.1 million on capital projects in the six months ended June 30, 2009 compared to $65.7 million in the six months ended June 30, 2008. The most significant projects include a new finishing end at the Wilton, Iowa mill, transformer rebuild costs at the Cartersville, Georgia mill, costs related to a new finishing end and melt shop expansion at the Jacksonville, Florida mill, installation of bar gauge measurement systems at both the Midlothian, Texas and Petersburg, Virginia mills, and the purchase of formerly leased properties at six of the Company’s downstream locations.
Off — balance sheet arrangements
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.
Contractual obligations
The following table represents the Company’s contractual obligations as of June 30, 2009.

		Less than	More than 1, less	More than 3, less
(US$ in thousands)	Total	one Year	than 3 Years	than 5 Years	More than 5 Years
Long-term debt (1)	$3,066,543	$3,183	$1,812,900	$1,203,660	$46,800
Interest (2)	415,542	136,361	236,487	42,486	208
Operating leases (3)	107,278	20,381	34,894	29,811	22,192
Capital expenditures (4)	48,208	48,208	—	—	—
Unconditional purchase obligations (5)	132,526	132,526	—	—	—
Pension funding obligations (6)	5,594	5,594	—	—	—

Total contractual obligations	$3,775,691	$346,253	$2,084,281	$1,275,957	$69,200

(1)	Total amounts are included in the June 30, 2009 Consolidated Balance Sheet (see Subsequent Events section herein for further explanation).

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at June 30, 2009. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of June 30, 2009.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2009.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2009 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of June 30, 2009, the Company had $19.5 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.

OUTLOOK
While market conditions continue to present a difficult operating environment, the Company did see promising signs that conditions may have reached a bottom. During the quarter, the Company saw a stabilization of volumes as destocking by its customers appears to be slowing as well as a firming of steel prices across all steel products.
The Company has made tremendous progress on further reducing costs and implementing productivity initiatives which have resulted in improved EBITDA despite pressure experienced with respect to selling prices. In addition, the Company continues to focus on further strengthening its balance sheet which has resulted in continued liquidity growth. The Company believes this focus will ensure that it can continue to perform in an otherwise difficult operating environment and position itself well for when conditions improve.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments
The Company’s investment in PCS, an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue from sales is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Inventories
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. During the three months ended June 30, 2008, the Company reclassified the investments from a current asset to a non-current asset. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity.

These investments have been categorized as long-term at June 30, 2009. The cost basis of the investment in these securities was approximately $101.2 million.
Fair Value Measurement
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company’s balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of June 30, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
As of June 30, 2009, the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, highly rated financial commercial paper, and short-term time deposits with highly rated commercial banks. As of December 31, 2008 the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, Canadian provincial government treasury bills and promissory notes, and short-term time deposits and banker’s acceptances with highly rated commercial banks. The fair values of the US and Canadian government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs under SFAS 157 to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at June 30, 2009 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since the latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of June 30, 2009. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Business Combinations
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Goodwill
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of June 30, 2009 and December 31, 2008 include Long Products reporting unit within the steel mills segment and the PCS and the Rebar Fabrication Group reporting unit within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
Based on the following factors, the Company concluded there were sufficient indicators to require the Company to perform a goodwill impairment analysis during the second quarter of 2009:
•	Continued deterioration in the global steel market;

•	A significant decline in demand for our products; and

•	The Company’s revised outlook for economic recovery which will stimulate incremental demand for our products,
Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of each reporting unit exceeded its respective fair market value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.5% to 13.25% using a mid-year convention and expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units are based on assumptions which are reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of May 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of May 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $600 million (12% of its carrying value), $59 million (27% of its carrying value) and $3 million (1% of its carrying value), respectively. Because the margin of fair value over carrying value for the PCS reporting unit at May 31, 2009 was not significant, its goodwill balances may have an increased likelihood of impairment if the long-term outlook for their cash flows were adversely impacted.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of May 31, 2009. Based on this reconciliation, the implied control premium was 29%. The Company concluded a 29% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.

Intangible Assets
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As discussed under “Critical Accounting Estimates and Assumptions - Long-lived Assets”, intangible assets were tested for impairment as of June 30, 2009 as a result of the impairment indicators previously discussed under “Goodwill” and no impairment was indicated.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
As a result of the Company’s plan to close or idle certain facilities as discussed under “Results of Operations – Facility Closure Costs”, the Company recorded an impairment charge of $30.5 million related to property, plant and equipment. The facility which the Company has decided to close was separately identified as an asset group for purposes of testing impairment. Additionally, as a result of the impairment indicators previously discussed under “Critical Accounting Estimates and Assumptions – Goodwill”, the Company determined a long-lived assets impairment test was required for the Company’s remaining long-lived asset groups which were unaffected by the facility closures as of June 30, 2009. No impairment was indicated related to these remaining asset groups.
The expected future cash flows forecast developed by management was a key estimate used in the long-lived asset impairment analysis and are based on assumptions which are reflective of management’s best estimate of the future cash flow stream of the asset groups.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s asset groups, which could trigger impairments of long-lived assets in future periods.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Derivatives
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.

The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
Adoption of New Accounting Pronouncements
In May 2009, the FASB issued SFAS 165 “Subsequent Events” (“SFAS 165”). SFAS 165 provides guidance on management’s assessment of subsequent events and clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. SFAS 165 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). This FSP applies to all assets and liabilities (i.e., financial and nonfinancial). It provides additional guidance on (1) measuring fair value when the volume and level of activity has significantly decreased and (2) identifying transactions that are not orderly. The FSP also emphasizes that an entity cannot presume that an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 157-4 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/124-2”). FSP FAS 115-2/124-2 the other-than-temporary impairment guidance in US GAAP for debt securities. The FSP shifts the focus for debt securities from (1) an entity’s intent to hold until recovery to (2) its intent to sell. The FSP also requires entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 115-2/124-2 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff Position FAS 107-1 and APB 28-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 107-1/APB 28-1”). This FSP expands the fair value disclosures required for all financial instruments within the scope of FAS 107, “Disclosures About Fair Value of Financial Instruments”, to interim periods. This FSP does not require interim disclosures of credit or market risks also discussed in Statement 107. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1/APB 28-1 did not have a significant impact on the Company’s consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS 141R did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s noncontrolling interest in its consolidated financial statements.
In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 did not impact the Company’s consolidated financial statements.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement did not impact the Company’s consolidated financial statements.
RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS 132 (revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 132(R)-1.
In June 2009, the FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162” (“SFAS 168”). SFAS 168 will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for financial statements for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have an impact on the Company’s consolidated financial statements.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
The Company has applied to the Ontario Securities Commission (the “OSC”) for approval to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of January 1, 2009 and a transition date of January 1, 2008. The Company believes that the adoption of IFRS is in the best interests of the Company and the users of its financial information because the adoption of IFRS-

IASB will align the bases of accounting under which the Company and its majority owner, Gerdau S.A., prepare their financial statements and increase the comparability of the Company’s financial statements to those of a number of global issuers, including competitors within the steel industry, who already prepare, or will soon be required to prepare, financial statements in accordance with IFRS. The following discussion provides further information about the Company’s conversion to IFRS.
IFRS Conversion Process
The Company has substantially completed the process to transition from US GAAP to IFRS. The Company’s comprehensive IFRS conversion plan (the “Plan”) addresses changes in accounting policies, restatement of comparative periods, internal controls and any required changes to business processes. The Plan generally consists of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:
•	Assessment: To establish project governance, develop a detailed project plan and timeline and identify key areas that will be impacted by the transition to IFRS.

•	Conversion: To identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of IFRS compliant financial statements.

•	Sustainability: To execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. This phase will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.
The Company has met the objectives of the Plan and is on schedule with the detailed timetable prepared in the assessment phase discussed above. As part of the Plan, the Company is providing in-depth training to its accounting personnel, Board of Directors and Audit Committee to ensure they have a thorough understanding of IFRS. The Company’s analysis of IFRS and comparison with currently applied US GAAP accounting principles has identified a number of differences as discussed under the heading “Impact of Adoption of IFRS on Financial Reporting” below.
Initial Adoption of IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first interim period in which the Company reports under IFRS in 2009, the Company will restate its comparative fiscal 2008 financial statements for annual and interim periods to comply with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2008 US GAAP amounts to the restated 2008 IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 also provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet dated January 1, 2008:
Optional exemptions
(a) Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after January 1, 2008.
(b) Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
(c) Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date, January 1, 2008.

(d) Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition (January 1, 2008) to IFRS as described in (d) (ii) above.
Mandatory exceptions
(a) Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2008 will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
Impact of IFRS on Financial Reporting
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts that are significantly affected by the conversion to IFRS. While the following discussion describes significant differences between IFRS and US GAAP, the Company believes that, due to the nature of the Company’s business, it is important to note that there are no significant differences between IFRS and US GAAP with respect to the Company’s accounting policies and financial statement accounts related to revenue recognition or inventory valuation.
(a) Impairment of goodwill
US GAAP – Requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS — IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow basis) is less than carrying value.
In addition, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to January 1, 2008, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP — For assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition.
IFRS — IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value.
In addition, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to January 1, 2008, the Company will perform a long-lived assets impairment test if deemed necessary under IAS 36.

(c) Stock-based compensation
US GAAP — The fair value of stock-based awards with graded vesting are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS — Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.
(d) Business combinations – PCS
On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest (a controlling financial interest) of PCS (the “55% Acquisition”). In connection with the 55% Acquisition, the partnership agreement includes a clause for the potential sale of the remaining 45% to the Company and at an agreed upon fair value, beginning on the fifth anniversary of the 55% Acquisition (November 1, 2011).
US GAAP – A written put option was not required to be separately recognized in the balance sheet as a financial instrument, as the purchase option will be determined at the fair value of the underlying noncontrolling interest.
IFRS — IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement, also as a finance charge in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.
(e) Business combinations – PCS step-up acquisition
On April 1, 2008, the Company increased its investment in PCS from 55% to approximately 84%.
US GAAP – Acquisitions of a noncontrolling interest are accounted for using the purchase method. As such, when the Company acquired an additional approximate 29% interest in PCS in April 2008, the acquisition was treated as a step acquisition.
IFRS — Under IFRS, the purchase of a noncontrolling interest is not considered a business combination, as control of the entity already exists. However, prior to the issuance of IAS 27(R) “Consolidated and Separate Financial Statements” (“IAS 27(R)”) which the Company will adopt on January 1, 2010, no specific IFRS guidance was given with respect to the acquisition of a noncontrolling interest. The Company has elected to treat this transaction as an equity transaction, which is the same treatment that would result under IAS 27(R) guidance. Under this accounting model, no additional goodwill or incremental fair value of assets is recorded.
(f) Embedded derivative – callable debt
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made.
US GAAP – Because the right to exercise the call option is solely within the Company’s control, US GAAP does not require the call option to be bifurcated and valued separately from the debt.
IFRS - IFRS does not require bifurcation if the exercise price of a call or put is approximately equal to the amortized cost of the host debt instrument on each exercise date. The Company has concluded the exercise price of the call does not approximately equal the amortized cost of the notes, therefore, the call option should be bifurcated under IFRS and measured at fair value with changes in fair value recognized in profit and loss.
(g) Long-term environmental reserve
US GAAP – Staff Accounting Bulletin (SAB) No. 92 requires the use of a discount rate that produces an amount at which the environmental liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability.
IFRS – IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.

(h) Employee benefits
US GAAP – The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS – The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses in accumulated other comprehensive income or loss in the period in which they occur (without the need to amortize those deferred gains and losses in future periods).
(i) Deferred income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, each of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly through equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly through equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation as compared to US GAAP which allows classification between current and noncurrent.
(j) Deferred financing costs
US GAAP — Under US GAAP, the Company presents deferred financing costs as an asset in its balance sheet.
IFRS — IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed in (b) above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed in (h) above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans in accumulated other comprehensive income or loss.
(l) Accumulated profit or loss
As discussed above, the transition to IFRS will result in adjustments to net income and retained earnings. These adjustments will result in a corresponding adjustment to accumulated profit or loss.
(m) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
Other Organizational Impacts of IFRS
The Company has evaluated the impact of the conversion on its accounting systems. Based on the differences identified to date, the Company believes its existing systems can accommodate the required changes.
In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.
The Company has assessed the impacts of adopting IFRS on its contractual arrangements including material debt covenants, and has not identified any material compliance issues.

SUBSEQUENT EVENTS
Management has considered subsequent events reviewed through August 7, 2009.
On July 17, 2009 the Company provided notice to U.S. Bank National Association (“US Bank”), the indenture trustee, of its election to redeem all of its outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount plus accrued interest to the redemption date (the “Redemption Price”). The Company intends to fund the Redemption Price of approximately $417.6 million with cash. The notes will be redeemed in accordance with their terms and the Company expects the redemption to occur on August 31, 2009 (the “Redemption Date”). On July 31, 2009, notice of such redemption was mailed by US Bank to holders of the Notes in order for the redemption to occur on the Redemption Date. Upon payment of the Redemption Price on the Redemption Date, all of the Company’s 10 3/8% Senior Notes due 2011 will have been paid in full. The Company expects to record a charge related to the debt redemption of approximately $10.8 million during the three months ended September 30, 2009.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares. During 2008, the Company recorded an impairment charge of $1.3 billion and may be required to take further impairment charges in the future.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $1.9 billion of net indebtedness as of June 30, 2009. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above.
The term loan facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the term loan facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the term loan facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the term loan facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the term loan facility. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the term loan facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June

2009, the Company entered into an amendment which provides temporary flexibility with respect to the term loan facility’s covenants. However, there is no assurance that future amendments will be granted by the lenders, if required.
The senior secured credit facility contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s flexibility in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operation, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the Company’s workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of June 30, 2009 to be approximately $18.5 million, with these costs recorded as a liability in the Company’s financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be implemented across Canada as soon as 2010. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2008, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $387.3 million, while the aggregate projected benefit obligation was $616.6 million, resulting in an aggregate deficit of $229.3 million for which the Company is responsible. As of December 31, 2008, the Company also had an unfunded obligation of $113.5 million with respect to post-retirement medical benefits. The Company made cash payments of $68.4 million to its defined benefit pension plans for the six months ended June 30, 2009. Funding requirements in future periods may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of June 30, 2009, approximately 34.8% of the Company’s employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Ten of the Company’s mini-mill facilities are unionized, with the agreements for two of the facilities expiring in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011, and one facility expiring in 2012.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. As of May 15, 2009, employees at the Company’s Cambridge facility, represented by the USWA went on strike in connection with the expiration of their collective bargaining agreement. There can be no assurance that a new collective bargaining agreement will be entered into with respect to the Cambridge facility.
A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.

Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.3% of the Company’s outstanding common shares as of June 30, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of June 30, 2009, the fair value of these securities was $32.4 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50% owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $15.5 million to the Company’s net loss for the six months ended June 30, 2009. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$873,590	$482,535
Short-term investments	258,631	205,817
Accounts receivable, net	533,214	677,569
Inventories	856,414	1,267,768
Deferred tax assets	25,478	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	14,232	14,771
Income taxes receivable	69,423	28,455
Other current assets	24,584	22,936

Total Current Assets	2,655,566	2,731,265

Investments in 50% Owned Joint Ventures	147,797	161,901
Long-term Investments	32,414	33,189
Property, Plant and Equipment, net	1,730,803	1,808,478
Goodwill	1,958,721	1,952,011
Intangibles	482,625	515,736
Deferred Financing Costs	43,292	35,170
Deferred Tax Assets	3,745	—
Other Assets	29,237	32,305

TOTAL ASSETS	$7,084,200	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUIT Y

Current Liabilities
Accounts payable and accrued liabilities	$207,751	$182,697
Accrued salaries, wages and employee benefits	96,895	148,244
Accrued interest	44,090	54,480
Income taxes payable	580	2,983
Accrued sales, use and property taxes	13,512	13,902
Current portion of long-term environmental reserve	5,097	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	30,495	45,687
Other current liabilities	14,064	20,932
Current portion of long-term borrowings	3,183	1,893

Total Current Liabilities	415,667	478,417

Long-term Borrowings, Less Current Portion	3,063,360	3,067,994
Accrued Benefit Obligations	301,709	339,055
Long-term Environmental Reserve, Less Current Portion	13,417	11,151
Other Liabilities	73,444	116,092
Deferred Tax Liabilities	324,464	323,854

TOTAL LIABILITIES	4,192,061	4,336,563

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,555,535	2,552,323
Retained earnings	424,289	523,187
Accumulated other comprehensive (loss) income	(119,535)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders’ equity	2,860,289	2,896,874

Non-controlling interest	31,850	36,618

TOTAL SHAREHOLDERS’ EQUITY	2,892,139	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,084,200	$7,270,055

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
NET SALES	$1,035,964	$2,545,810	$2,073,663	$4,577,472

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	906,457	1,980,192	1,837,334	3,580,819
Selling and administrative	62,544	74,829	118,844	129,405
Depreciation	52,764	51,984	105,093	104,504
Amortization of intangibles	16,490	26,257	33,098	50,420
Facility closure costs	36,545	—	36,545	—
Other operating expense (income), net	2,129	(340)	4,425	(890)

	1,076,929	2,132,922	2,135,339	3,864,258

(LOSS) INCOME FROM OPERATIONS	(40,965)	412,888	(61,676)	713,214

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(5,256)	41,727	(15,500)	60,107

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(46,221)	454,615	(77,176)	773,321

OTHER EXPENSES
Interest expense	35,581	35,564	74,731	87,403
Interest income	(1,762)	(2,638)	(3,163)	(9,301)
Foreign exchange loss (gain), net	14,488	(451)	11,755	(4,329)
Amortization of deferred financing costs	3,001	2,691	5,807	5,382
Writedown of investments	—	17,004	—	39,671

	51,308	52,170	89,130	118,826

(LOSS) INCOME BEFORE INCOME TAXES	(97,529)	402,445	(166,306)	654,495

INCOME TAX (BENEFIT) EXPENSE	(40,746)	136,795	(74,879)	221,442

NET (LOSS) INCOME	(56,783)	265,650	(91,427)	433,053

Less: Net income (loss) attributable to non-controlling interest	797	3,543	(1,175)	7,938

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(57,580)	$262,107	$(90,252)	$425,115

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share — basic	$(0.13)	$0.61	$(0.21)	$0.98
(Loss) earnings per common share — diluted	$(0.13)	$0.60	$(0.21)	$0.98
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

	Gerdau Ameristeel Corporation and Subsidiaries Shareholders
				Accumulated Other
	Number of	Capital	Retained	Comprehensive	Noncontrolling
	Shares	Stock	Earnings	Income (Loss)	Interest	Total

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$42,321	$3,906,936

Net income (loss)			425,115		7,938	433,053
Purchase of subsidiary shares from non- controlling interest					(12,677)	(12,677)

Other comprehensive income (loss):
Foreign exchange gain (loss) translation				(17,057)		(17,057)
Unrealized gain (loss) on qualifying cash flow hedges, net of tax of ($10,353)				16,193		16,193

Comprehensive income (loss):						419,512
Dividends			(125,310)			(125,310)
Distribution to noncontrolling interest					(3,065)	(3,065)
Employee stock options exercised and stock compensation expense	281,563	3,180				3,180

Balances at June 30, 2008	432,744,747	$2,550,303	$1,553,001	$63,432	$34,517	$4,201,253

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$36,618	$2,933,492

Net income (loss)			(90,252)		(1,175)	(91,427)

Other comprehensive income (loss):
Foreign exchange gain (loss) translation				33,951		33,951
Unrealized gain (loss) on short-term investment, net of tax of ($32)				51		51
Unrealized gain (loss) on qualifying cash flow hedges, net of tax of ($11,078)				25,099		25,099

Comprehensive income (loss):						(32,326)
Dividends			(8,646)			(8,646)
Distribution to noncontrolling interest					(3,593)	(3,593)
Employee stock options exercised and stock compensation expense	299,078	3,212				3,212

Balances at June 30, 2009	433,303,331	$2,555,535	$424,289	$(119,535)	$31,850	$2,892,139

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(56,783)	$265,650	$(91,427)	$433,053
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	52,764	51,984	105,093	104,504
Amortization of intangibles	16,490	26,257	33,098	50,420
Amortization of deferred financing costs	3,001	2,691	5,807	5,382
Deferred income taxes	(4,683)	(14,134)	(8,453)	(15,968)
Loss (gain) on disposition of property, plant and equipment	533	254	1,467	(269)
Loss (income) from 50% owned joint ventures	5,256	(41,727)	15,500	(60,107)
Distributions from 50% owned joint ventures	—	30,000	405	40,404
Compensation cost from share-based awards	5,271	12,611	3,969	15,799
Excess tax benefits from share-based payment arrangements	(91)	(469)	(112)	(1,133)
Realized loss on writedown of investments	—	17,004	—	39,671
Facility closure costs	36,545	—	36,545	990
Writedown of inventory	14,618	726	33,044	2,937

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	37,518	(228,495)	147,443	(357,691)
Inventories	181,654	(225,761)	383,176	(274,895)
Other assets	(2,498)	(1,951)	1,868	(3,085)
Liabilities	(5,060)	97,082	(151,012)	182,976

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	284,535	(8,278)	516,411	162,988

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(22,816)	(35,004)	(59,100)	(65,710)
Proceeds from disposition of property, plant and equipment	234	312	1,413	1,614
Acquisitions	—	(203,500)	—	(203,500)
Purchases of investments	(218,169)	—	(487,857)	—
Proceeds from sales of investments	290,482	700	436,179	700

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	49,731	(237,492)	(109,365)	(266,896)

FINANCING ACTIVITIES
Proceeds from issuance of debt	—	1	—	499
Payments on term borrowings	(1,021)	(4,234)	(3,647)	(4,259)
Payments of deferred financing costs	(13,921)	(108)	(13,921)	(108)
Cash dividends	—	(8,645)	(8,646)	(125,310)
Distributions to subsidiary’s noncontrolling interest	—	—	(3,593)	(3,065)
Proceeds from exercise of employee stock options	1,565	630	1,659	1,124
Excess tax benefits from share-based payment arrangements	91	469	112	1,133

NET CASH USED IN FINANCING ACTIVITIES	(13,286)	(11,887)	(28,036)	(129,986)

Effect of exchange rate changes on cash and cash equivalents	17,011	452	12,045	(1,728)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	337,991	(257,205)	391,055	(235,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	535,599	568,945	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$873,590	$311,740	$873,590	$311,740

SUPPLEMENTAL INFORMATION

Cash payments for income taxes	$(22,494)	$176,998	$(19,309)	$195,045

Cash payments for interest	$1,699	$4,029	$81,577	$78,113

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation.
Certain amounts for prior years have been reclassified to conform to the 2009 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at June 30, 2009, its Condensed Consolidated Statements of Earnings for the three and six months ended June 30, 2009 and 2008, its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2009 and 2008 and its Condensed Consolidated Statement of Cash Flows for the three and six months ended June 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2008 Consolidated Balance Sheet data was derived from the audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2008 Annual Report on Form 40-F filed with the US Securities and Exchange Commission (“SEC”) (“2008 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2008 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At June 30, 2009 the Company held auction rate securities classified as long-term investments with a fair market value of $32.4 million. The cost basis of the investment in these securities was approximately $101.2 million. Auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, or the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments are classified as a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of $17.0 million and $39.7 million for the three and six months ended June 30, 2008. There was no charge recorded for the three and six months ended June 30, 2009. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
As a result of the Company’s plan to close or idle certain facilities as discussed in Note 17, the Company recorded an impairment charge of $30.5 million related to property, plant and equipment. The facility which the Company has decided to close was separately identified as an asset group for purposes of testing impairment. Additionally, as a result of the impairment indicators discussed under “Goodwill”, the Company determined a long-lived assets impairment test was required for the Company’s remaining long-lived asset groups which were unaffected by the facility closures as of June 30, 2009. No impairment was indicated related to these remaining asset groups. The expected future cash flows forecast developed by management was a key estimate used in the long-lived asset impairment analysis and are based on assumptions which are reflective of management’s best estimate of the future cash flow stream of the asset groups.

Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of June 30, 2009 and December 31, 2008 include the Long Products reporting unit within the steel mills segment and the PCS and Rebar Fabrication Group reporting unit within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
Based on the following factors, the Company concluded there were sufficient indicators to require the Company to perform a goodwill impairment analysis during the second quarter of 2009:
•	Continued deterioration in the global steel market;

•	A significant decline in demand for our products; and

•	The Company’s revised outlook for economic recovery which will stimulate incremental demand for our products.
Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of each reporting unit exceeded its respective fair market value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.5% to 13.25% using a mid-year convention and expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units are based on assumptions which are reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of May 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of May 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $600 million (12% of its carrying value), $59 million (27% of its carrying value) and $3 million (1% of its carrying value), respectively. Because the margin of fair value over carrying value for the PCS reporting unit at May 31, 2009 was not significant, its goodwill balances may have an increased likelihood of impairment if the long-term outlook for their cash flows were adversely impacted.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of May 31, 2009. Based on this reconciliation, the implied control premium was 29%. The Company concluded a 29% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
Intangible Assets: Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As discussed under “Long-lived Assets”, intangible assets were tested for impairment as of June 30, 2009 as a result of the impairment indicators previously discussed under “Goodwill” and no impairment was indicated.
Adoption of New Accounting Pronouncements
In May 2009, the FASB issued SFAS 165 “Subsequent Events” (“SFAS 165”). SFAS 165 provides guidance on management’s assessment of subsequent events and clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. SFAS

165 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). This FSP applies to all assets and liabilities (i.e., financial and nonfinancial). It provides additional guidance on (1) measuring fair value when the volume and level of activity has significantly decreased and (2) identifying transactions that are not orderly. The FSP also emphasizes that an entity cannot presume that an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 157-4 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/124-2”). FSP FAS 115-2/124-2 the other-than-temporary impairment guidance in US GAAP for debt securities. The FSP shifts the focus for debt securities from (1) an entity’s intent to hold until recovery to (2) its intent to sell. The FSP also requires entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This FSP also requires enhanced disclosures. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 115-2/124-2 did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff Position FAS 107-1 and APB 28-1, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 107-1/APB 28-1”). This FSP expands the fair value disclosures required for all financial instruments within the scope of FAS 107, “Disclosures About Fair Value of Financial Instruments”, to interim periods. This FSP does not require interim disclosures of credit or market risks also discussed in Statement 107. The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1/APB 28-1 did not have a significant impact on the Company’s consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement 157”. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The adoption of SFAS 141R did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
The adoption of SFAS 160 has resulted in the reclassification of prior year amounts related to non-controlling interest (previously referred to as minority interest and reflected as a component of liabilities in the consolidated balance sheet) of $36.6 million at December 31, 2008 have been reclassified to conform to the current year presentation as a separate component of shareholders’ equity attributable to non-controlling interest. ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Adjusted

Minority interest	$36,618	$(36,618)	$—
Total liabilities	4,373,181	(36,618)	4,336,563
Non-controlling interest	—	36,618	36,618
Total shareholders’ equity	2,896,874	36,618	2,933,492
Total Liabilities and Shareholders’ Equity	7,270,055	—	7,270,055

As a result of the adoption of SFAS 160, shareholders’ equity as of January 1, 2009 and 2008 increased for the equity attributable to non-controlling interest reported below ($000s):

	2009	2008
Non-controlling interest, January 1	$36,618	$42,321
Net (loss) income attributable to non-controlling interest	(1,175)	7,938
Distribution to non-controlling interest	(3,593)	(3,065)
Purchase of subsidiary shares from non-controlling interest	—	(12,677)

Non-controlling interest, June 30	$31,850	$34,517

The adoption of SFAS 160 has resulted in the reclassification of prior year amounts related to non-controlling interest (previously referred to as minority interest and reflected as a component of other expenses in the statement of earnings), totaling $3.5 million and $7.9 million, for the three and six months ended June 30, 2008, respectively, have been reclassified to conform to the current year presentation shown separately from net income in the accompanying consolidated statement of income. ($000s):

	Three Months Ended June 30,
	As Originally	Impact of
	Reported	Adjustment	As Adjusted

Minority interest	$3,543	$(3,543)	$—
Other expenses	55,713	(3,543)	52,170
Income before income taxes	398,902	3,543	402,445
Net Income	262,107	3,543	265,650
Net Income attributable to non-controlling interest	—	3,543	3,543
Net income attributable to Gerdau Ameristeel & Subsidiaries	—	262,107	262,107

	Six Months Ended June 30,
	As Originally	Impact of
	Reported	Adjustment	As Adjusted

Minority interest	$7,938	$(7,938)	$—
Other expenses	126,764	(7,938)	118,826
Income before income taxes	646,557	7,938	654,495
Net Income	425,115	7,938	433,053
Net Income attributable to non-controlling interest	—	7,938	7,938
Net income attributable to Gerdau Ameristeel & Subsidiaries	—	425,115	425,115
In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 did not impact the Company’s consolidated financial statements, however see Note 12 for the Company’s disclosures about its derivative instruments and hedging activities.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement did not impact the Company’s consolidated financial statements.
Recent Accounting Pronouncements
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS 132 (revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 132(R)-1.
In June 2009, the FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162” (“SFAS 168”). SFAS 168 will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for financial statements for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have an impact on the Company’s consolidated financial statements.
International Financial Reporting Standards (“IFRS”)
The Company has applied to the Ontario Securities Commission (the “OSC”) for approval to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of January 1, 2009 and a transition date of January 1, 2008. The Company believes that the adoption of IFRS is in the best interests of the Company and the users of its financial information because the adoption of IFRS-IASB will align the bases of accounting under which the Company and its majority owner, Gerdau S.A., prepare their financial statements and increase the comparability of the Company’s financial statements to those of a number of global issuers, including competitors within the steel industry, who already prepare, or will soon be required to prepare, financial statements in accordance with IFRS. The following discussion provides further information about the Company’s conversion to IFRS.
IFRS Conversion Process
The Company has substantially completed the process to transition from US GAAP to IFRS. The Company’s comprehensive IFRS conversion plan (the “Plan”) addresses changes in accounting policies, restatement of comparative periods, internal controls and any required changes to business processes. The Plan generally consists of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:
•	Assessment: To establish project governance, develop a detailed project plan and timeline and identify key areas that will be impacted by the transition to IFRS.

•	Conversion: To identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of IFRS compliant financial statements.

•	Sustainability: To execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. This phase will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.
The Company has met the objectives of the Plan and is on schedule with the detailed timetable prepared in the assessment phase discussed above. As part of the Plan, the Company is providing in-depth training to its accounting personnel, Board of Directors and Audit Committee to ensure they have a thorough understanding of IFRS. The Company’s analysis of IFRS and comparison with currently applied US GAAP accounting principles has identified a number of differences as discussed under the heading “Impact of Adoption of IFRS on Financial Reporting” below.
Initial Adoption of IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first interim period in which the Company reports under IFRS in 2009, the Company will restate its comparative fiscal 2008 financial statements for annual and interim periods to comply with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2008 US GAAP amounts to the restated 2008 IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 also provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet dated January 1, 2008:
Optional exemptions
(a) Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after January 1, 2008.

(b) Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
(c) Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date, January 1, 2008.
(d) Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition (January 1, 2008) to IFRS as described in (d) (ii) above.
Mandatory exceptions
(a) Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2008 will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
Impact of IFRS on Financial Reporting
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts that are significantly affected by the conversion to IFRS. While the following discussion describes significant differences between IRFS and US GAAP, the Company believes that due to nature of the Company’s business, it is important to note that there are no significant differences between IFRS and US GAAP with respect to the Company’s accounting policies and financial statement accounts related to revenue recognition or inventory valuation.
(a) Impairment of goodwill
US GAAP — Requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS — IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow basis) is less than carrying value.
In addition, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to January 1, 2008, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.

(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP — For assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition.
IFRS — IAS 36 requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value.
In addition, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to January 1, 2008, the Company will perform a long-lived assets impairment test if deemed necessary under IAS 36.
(c) Stock-based compensation
US GAAP — The fair value of stock-based awards with graded vesting are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS — Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.
(d) Business combinations — PCS
On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest (a controlling financial interest) of Pacific Coast Steel (“PCS”) (the “55% Acquisition”). In connection with the 55% Acquisition, the partnership agreement includes a clause for the potential sale of the remaining 45% to the Company and at an agreed upon fair value, beginning on the fifth anniversary of the 55% Acquisition (November 1, 2011).
US GAAP — The written put option was not required to be separately recognized in the balance sheet as a financial instrument, as the purchase option will be determined at the fair value of the underlying non controlling interest.
IFRS — IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement, also as a finance charge in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.
(e) Business combinations — PCS step-up acquisition
On April 1, 2008, the Company increased its investment in PCS from 55% to approximately 84%.
US GAAP — Acquisitions of a noncontrolling interest are accounted for using the purchase method. As such, when the Company acquired an additional approximate 29% interest in PCS in April 2008, the acquisition was treated as a step acquisition.
IFRS — Under IFRS, the purchase of a noncontrolling interest is not considered a business combination, as control of the entity already exists. However, prior to the issuance of IAS 27(R) “Consolidated and Separate Financial Statements” (“IAS 27(R)”) which the Company will adopt on January 1, 2010, no specific IFRS guidance was given with respect to the acquisition of a noncontrolling interest. The Company has elected to treat this transaction as an equity transaction, which is the same treatment that would result under IAS 27(R) guidance. Under this accounting model, no additional goodwill or incremental fair value of assets is recorded.
(f) Embedded derivative — callable debt
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made.
US GAAP — Because the right to exercise the call option is solely within the Company’s control, US GAAP does not require the call option to be bifurcated and valued separately from the debt.
IFRS—IFRS does not require bifurcation if the exercise price of a call or put is approximately equal to the amortized cost of the host debt instrument on each exercise date. The Company has concluded the exercise price of the call does not approximately equal the amortized cost of the notes, therefore, the call option should be bifurcated under IFRS and measured at fair value with changes in fair value recognized in profit and loss.

(g) Long-term environmental reserve
US GAAP — Staff Accounting Bulletin (SAB) No. 92 requires the use of a discount rate that produces an amount at which the environmental liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability.
IFRS — IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(h) Employee benefits
US GAAP — The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS — The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses in accumulated other comprehensive income or loss in the period in which they occur (without the need to amortize those deferred gains and losses in future periods).
(i) Deferred income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, each of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly through equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly through equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation as compared to US GAAP which allows classification between current and noncurrent.
(j) Deferred financing costs
US GAAP — Under US GAAP, the Company presents deferred financing costs as an asset in its balance sheet.
IFRS — IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed in (b) above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed in (h) above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans in accumulated other comprehensive income or loss.
(l) Accumulated profit or loss
As discussed above, the transition to IFRS will result in adjustments to net income and retained earnings. These adjustments will result in a corresponding adjustment to accumulated profit or loss.

(m) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
Other Organizational Impacts of IFRS
The Company has evaluated the impact of the conversion on its accounting systems. Based on the differences identified to date, the Company believes its existing systems can accommodate the required changes.
In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.
The Company has assessed the impacts of adopting IFRS on its contractual arrangements including material debt covenants, and has not identified any material compliance issues.
NOTE 3 — INVENTORIES
Inventories consist of the following ($000s):

	June 30,	December 31,
	2009	2008
Ferrous and non-ferrous scrap	$82,397	$193,577
Raw materials (excluding scrap) and operating supplies	333,435	423,402
Work-in-process	119,978	225,767
Finished goods	320,604	425,022

	$856,414	$1,267,768

NOTE 4 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	June 30, 2009
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$179,190	$(16,888)	$162,302
Buildings and improvements	372,135	(73,143)	298,992
Machinery and equipment	2,057,723	(910,382)	1,147,341
Construction in progress	118,128	—	118,128
Property, plant and equipment held for sale	4,040	—	4,040

	$2,731,216	$(1,000,413)	$1,730,803

	December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301

	$2,709,208	$(900,730)	$1,808,478

NOTE 5 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the six months ended June 30, 2009 and 2008 is as follows ($000s):

	2009	2008
Balance as of December 31	$1,952,011	$3,050,906
Goodwill acquired during the period	—	128,126
Foreign exchange translation	1,692	—
Net adjustment of goodwill	5,018	3,158

Balance as of June 30	$1,958,721	$3,182,190

For the six months ended June 30, 2009, the Company updated the purchase price allocation of the 2008 acquisition of Metro Recycling (“Metro”), as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $5.0 million. For the six months ended June 30, 2008 the Company updated the purchase price allocation of the 2007 acquisition of Chaparral and Enco Materials Inc., as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $3.2 million.
Intangible assets are comprised of the following ($000s):

	June 30, 2009		December 31, 2008
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customer relationships	$572,380	$(119,473)	$572,380	$(94,826)
Patented technology	29,220	(10,462)	29,220	(7,555)
Internally developed software	—	—	1,000	(1,000)
Order backlog	29,271	(25,857)	29,271	(21,862)
Trade name	5,505	(2,467)	5,505	(1,917)
Non-compete agreements	8,159	(3,651)	8,145	(2,625)

	$644,535	$(161,910)	$645,521	$(129,785)

For the three months ended June 30, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $16.5 million and $26.3 million, respectively. For the six months ended June 30, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $33.1 million and $50.4 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to June 30, 2009 is as follows ($000s):

	2009 (1)	2010	2011	2012	2013
Customer relationships	$24,647	$50,656	$49,975	$47,250	$43,162
Patented technology	2,907	5,813	5,813	4,091	13
Order backlog	3,410	4	—	—	—
Trade name	551	1,101	973	331	82
Non-compete agreements	1,002	1,993	1,269	218	26

	$32,517	$59,567	$58,030	$51,890	$43,283

(1)	Represents estimated amortization for six months period of July 1, 2009 to December 31, 2009.
NOTE 6 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of (loss) earnings has been included in the Condensed Consolidated Statement of Earnings.

The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. For the three and six months ended June 30, 2008, results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company. There was no purchase price adjustment for the three and six months ended June 31, 2009. ($000s):

	June 30,	December 31,
	2009	2008
Balance Sheet
Current assets	$189,290	$199,150
Property, plant and equipment, net	151,252	166,226
Current liabilities	43,630	40,156
Long-term debt	4,186	4,194

	Three Months Ended June 30,
	2009	2008
Statement of Earnings
Sales	$114,013	$407,108
Operating (loss) income	(9,896)	80,174
(Loss) Income before income taxes	(10,024)	80,100
Net (loss) income	(10,512)	79,885

	Six Months Ended June 30,
	2009	2008
Statement of Earnings
Sales	$237,504	$702,946
Operating (loss) income	(27,138)	113,771
(Loss) Income before income taxes	(27,600)	113,882
Net (loss) income	(31,000)	113,075
NOTE 7 — LONG-TERM DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility. The Term Loan Facility has three tranches (Tranche A in the amount of $1.25 billion, Tranche B in the amount of $1.0 billion and Tranche C in the amount of $0.35 billion) maturing between 5 and 6 years from the September 14, 2007 closing date. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At June 30, 2009 Gerdau S.A.’s Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense of more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA of less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revises the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense of more than 2.5 and a ratio of consolidated net debt to EBITDA of less than 5.0. The revised covenant levels will remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of June 30, 2009, Gerdau S.A.’s EBITDA to net interest expense ratio was 4.4. Gerdau S.A.’s consolidated EBITDA for the six and twelve months ended June 30, 2009 was R$1.2 billion and R$6.5 billion, respectively, and net interest expense for these same periods was R$553.9 million and R$1.5 billion, respectively. As of June 30, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.0. As of June 30, 2009, Gerdau S.A.’s consolidated net debt was R$12.7 billion.
The amendment also revises the interest charged on the outstanding borrowings if and when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25%. At June 30, 2009, the Company is in compliance with the original financial covenants. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan

Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending March 9, 2009, the export receivables were $411.0 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $47.8 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company is in compliance with the terms of the Term Loan Facility at June 30, 2009.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company exercised the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at June 30, 2009. The Company can borrow under the senior secured credit facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory, accounts receivable and certain related assets.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Agreement requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $65 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payment, prepayments of principal of debt incurred to finance capital expenditures, cash interest payment, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of June 30, 2009, the Fixed Charge Coverage ratio was 1.3 and excess availability was $538.7 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
At both June 30, 2009 and December 31, 2008, there were no loans outstanding under this facility, and there were $67.9 million and $74.9 million, respectively, of letters of credit outstanding under this facility. Based upon available collateral under the terms of the agreement, at June 30, 2009 and December 31, 2008, approximately $538.7 million and $759.6 million, respectively, were available under the Senior Secured Credit Facility, net of outstanding letters of credit.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both June 30, 2009 and December 31, 2008, the loan amount outstanding was $15.4 million. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of June 30, 2009, Shareholders’ Equity was $2.8 billion and the Shareholders’ Equity to Total Asset ratio was 0.56:1.0.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of these notes was adjusted during the three months ended June 30, 2008 to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method. At June 30, 2009, the Company’s Senior Notes were rated Ba1 and BB+, respectively, by Moody’s Investor Service and Standard & Poor’s Rating Services. See Note 18 regarding the Company’s plan to redeem these notes.

Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRB”) outstanding at June 30, 2009 and December 31, 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, which was subsequently repaid during 2009. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into a new IRB for the Jacksonville, Florida facility In the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Debt includes the following ($000s):

	June 30,	December 31,
	2009	2008
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 2012 (1)	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 2013 (2)	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (3)	404,178	403,976
Industrial Revenue Bonds, bearing interest of .54% to 5.30%, due through May 2037	46,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	15,399	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	166	112

	3,066,543	3,069,887
Less current portion	(3,183)	(1,893)

	$3,063,360	$3,067,994

(1)	The Term Loan Facility has semi-annual debt repayments beginning March 2011 based on the Loan amortization schedule within the Term Loan Facility agreement.

(2)	The Term Loan Facility has semi-annual debt repayments beginning March 2012 based on the Loan amortization schedule within the Term Loan Facility agreement.

(3)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.
The maturities of borrowings for the years ending subsequent to June 30, 2009, are as follows ($000s):

Amount
2009 (4)	$1,592
2010	3,175
2011	1,132,276
2012	1,378,080
2013	503,080
2014	5,340
Thereafter	43,000

$3,066,543

(4)	Represents estimated maturities for the six months period of July 1, 2009 to December 31, 2009.
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.

NOTE 8 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties. The related party transactions consist of the following ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Purchases from affiliated companies	$—	$19,736	$2,812	$34,511
Sales to affiliated companies	20,703	30,129	23,594	42,686
Leases between PCS and entities controlled by management of PCS	1,541	657	3,058	1,314
Additionally, at June 30, 2009 and December 31, 2008, the Company had $12.9 million and $11.4 million of accounts receivable from affiliated companies related to the sales above.
NOTE 9 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Tax provision at Canadian statutory rates (31.0% and 31.5% for 2009 and 2008, respectively)	$(30,233)	$126,767	$(51,553)	$206,164
Increased (decreased) by the tax effect of:
Tax exempt income	(9,758)	(11,176)	(21,532)	(24,228)
Effect of different rates in foreign jurisdictions	(9,539)	21,793	(15,577)	35,905
Deduction related to domestic production activities	—	(6,165)	—	(9,794)
Change in enacted tax rates	1,061	(1,264)	1,048	(1,511)
Change in valuation allowance	9,954	7,457	13,910	16,297
Noncontrolling interest	(247)	(1,116)	364	(2,500)
Other, net	(1,984)	499	(1,539)	1,109

Income Tax Expense	$(40,746)	$136,795	$(74,879)	$221,442

For the six months ended June 30, 2009, the Company recorded a valuation allowance of $13.9 million of which $9.0 million related to state tax credits obtained in the Chaparral acquisition. The Company has a cumulative valuation allowance of $15.7 million for this $33.3 million deferred tax asset because the Company believes this deferred tax asset is not more likely than not to be fully realized before its expiration. During the period ended June 30, 2009, the Company recorded a pre-tax charge of $36.5 million related to the facility closures discussed in Note 17. As a result of the facility closures, a valuation allowance of $4.9 million was recorded against an associated deferred tax asset related to certain state tax credits and state net operating losses since the Company believes that it is not more likely than not to be fully realized. The Company recorded a pre-tax other-than-temporary impairment of approximately $39.7 million at June 30, 2008 related to the auction rate securities discussed in Note 2. A valuation allowance of $15.5 million was recorded against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.

NOTE 10 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended June 30,		Three Months Ended June 30,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$5,920	$7,558	$622	$805
Interest cost	9,915	12,598	1,764	2,190
Expected return on plan assets	(7,584)	(12,670)	—	—
Amortization of transition liability	45	67	—	—
Amortization of prior service cost	799	1,201	(97)	(186)
Amortization of net actuarial loss	2,416	709	28	115
Curtailment	960	—	539	—

Net periodic benefit cost	$12,471	$9,463	$2,856	$2,924

	Pension Benefits		Other Benefit Plans
	Six Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$12,084	$13,697	$1,263	$1,544
Interest cost	20,240	20,839	3,579	3,796
Expected return on plan assets	(15,482)	(21,589)	—	—
Amortization of transition liability	93	120	—	—
Amortization of prior service cost	1,631	2,335	(197)	(275)
Amortization of net actuarial loss	4,933	1,339	56	252
Curtailment	960	—	539	—

Net periodic benefit cost	$24,459	$16,741	$5,240	$5,317

The Company contributed $68.4 million to its defined benefit pension plans for the six months ended June 30, 2009. The Company expects to contribute an additional $5.6 million during the reminder of fiscal year 2009. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits, including multi-employer pension plans, totaled $12.1 million for the six months ended June 30, 2009. The Company expects to contribute an additional $11.0 million during the remainder of fiscal year 2009.

NOTE 11 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of June 30, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
As of June 30, 2009, the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, highly rated financial commercial paper, and short-term time deposits with highly rated commercial banks. As of December 31, 2008 the Company’s short-term investments were comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, Canadian provincial government treasury bills and promissory notes, and short-term time deposits and banker’s acceptances with highly rated commercial banks. The fair values of the US and Canadian government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs under SFAS 157 to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at June 30, 2009 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of June 30, 2009. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 12 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at June 30, 2009, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	June 30, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$258,631	$148,579	$110,052	$—
Long-term Investments	$32,414	$—	$—	$32,414
Derivative liabilities	$28,406	$—	$28,406	$—

The table below provides a summary of changes in fair value for the level 3 auction rate securities. ($000s):

	2009	2008
Balance as of December 31	$33,189	$94,591
Writedown of investments	—	(39,671)
Sales of investments	(775)	(700)

Balance as of June 30	$32,414	$54,220

Balance as of March 31	$33,189	$71,924
Writedown of investments	—	(17,004)
Sales of investments	(775)	(700)

Balance as of June 30	$32,414	$54,220

NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
Cash Flow Hedges
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholders’ equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%.
Fair Value Hedges
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
On April 18, 2008, the Company settled its interest rate swaps which qualified as fair value hedges, that converted fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps had a notional value of $200 million and had a fair value of $2.5 million when they were terminated on April 18, 2008. Upon the termination of these interest rate swaps the carrying value of the 10 3/8% Senior Notes increased $2.5 million. This amount will be recognized as an increase of interest expense and amortized using the effective interest rate method over the remaining life of the Senior Notes. During the three and six months ended June 30, 2009, the amount recorded as an increase of interest expense was insignificant. The Company reflected the ineffective portion of the fair value hedges in interest expense. For the three and six months ended June 30, 2008, there was no ineffectiveness related to fair value hedges.
Non-qualifying
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the three and six months ended June 30, 2008, the change in fair value of non-qualifying derivatives was a gain of $2.5 million and a loss of $1.0 million.
The following table summarizes the fair value and presentation in the condensed consolidated balance sheets for derivatives designated as hedging instruments under SFAS 133, Accounting for Derivative Instruments and Hedging activities (“SFAS 133”) as of June 30, 2009 and December 31, 2008, respectively ($000s):

		Asset Derivatives		Liability Derivatives
	Balance Sheet	Fair Value at	Fair Value at	Fair Value at	Fair Value at
	Location	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Derivatives designated as hedging instruments under SFAS 133
Interest rate derivative contracts	Other Liabilities	$—	$—	$28,406	$63,005
The following table summarizes the effect of cash flow derivative instruments on the consolidated statements of income for the three and six months ended June 30, 2009 and 2008 ($000s):

	Amount of Gain (Loss)				Amount of Gain (Loss)		Recognized in Income on
	Recognized in AOCI on				Reclassified from AOCI into		Derivatives (ineffective
	Derivative (Effective Portion)				Income (Effective Portion) (a)		portion) (a)
	Three Months Ended June 30,				Three Months Ended June 30,		Three Months Ended June 30,
	2009		2008		2009	2008	2009	2008
Interest rate derivative contracts	$8,470	*	$25,624	*	$4,103	$—	$—	$84

	Amount of Gain (Loss)				Amount of Gain (Loss)		Recognized in Income on
	Recognized in AOCI on				Reclassified from AOCI into		Derivatives (ineffective
	Derivative (Effective Portion)				Income (Effective Portion) (a)		portion) (a)
	Six Months Ended June 30,				Six Months Ended June 30,		Six Months Ended June 30,
	2009		2008		2009	2008	2009	2008
Interest rate derivative contracts	$21,105	*	$16,193	*	$5,679	$—	$—	$70

*	Net of tax

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company estimates that approximately $20.6 million of unrealized loss recognized in Accumulated other comprehensive (loss) income as of June 30, 2009 will be reclassified into earnings within the next 12 months.
The following table summarizes the effect of fair value derivative instruments on the consolidated statements of income for the three and six months ended June 30, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in Income on Derivatives (a)
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest rate derivative contracts	$—	$(2,514)	$ —	$2,528

(a)	Amounts related to interest rate derivatives are included in Interest expense.

The following table summarizes the effect of derivatives not designated as hedging instruments on the consolidated statements of income for the three and six months ended June 30, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in Income on Derivatives (a)
	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
Interest rate derivative contracts	$—	$2,505	$—	$(793)

(a)	Amounts related to interest rate derivatives are included in Interest expense.
The Company is not required to post assets as collateral for its derivatives.
NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
June 30, 2009 Common	Unlimited	433,303,331	$2,555,535

December 31, 2008 Common	Unlimited	433,004,253	$2,552,323
On March 20, 2009, the Company paid total cash dividends of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders.
(Loss) Earnings per Share
The following table identifies the components of basic and diluted (loss) earnings per share attributable to Gerdau Ameristeel and subsidiaries ($000s except share and (loss) earnings per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Basic net (loss) earnings	$(57,580)	$262,107	$(90,252)	$425,115

Average shares outstanding	432,212,512	432,210,012	432,166,007	432,127,678

Basic net (loss) earnings per share	$(0.13)	$0.61	$(0.21)	$0.98

Basic (loss) earnings per share attributable to Gerdau Ameristeel and Subsidiaries:
Diluted net (loss) earnings	$(57,580)	$262,107	$(90,252)	$425,115

Diluted average shares outstanding:
Average shares outstanding	432,212,512	432,210,012	432,166,007	432,127,678
Dilutive effect of stock options and share units	—	1,110,212	—	1,058,581

	432,212,512	433,320,224	432,166,007	433,186,259

Diluted net (loss) earnings per share	$(0.13)	$0.60	$(0.21)	$0.98

At June 30, 2009, options to purchase 4,001,081 common shares were not included in the computation of diluted (loss) earnings per share as their inclusion would be anti-dilutive. All outstanding options were included in the calculation at June 30, 2008.
NOTE 14 — STOCK BASED COMPENSATION
The Company has a long-term incentive plan (“LTIP”) which is designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is based on a Black Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $10.6 million was earned by participants pursuant to the LTIP in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately $8.3 million was earned by participants in 2007 pursuant to the LTIP and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2009	2008
Risk free interest rate	1.99%	3.01%
Expected life	6.25 years	6.25 years
Expected volatility	62.95%	49.10%
Expected dividend yield	3.10%	3.08%
The grant date fair value of stock options granted during the six months ended June 30, 2009 and 2008 was $1.59 and $6.02, respectively.
During the six months ended June 30, 2009 and 2008, the compensation costs recognized by the Company for all options issued were $0.7 million and $0.4 million, respectively. At June 30, 2009, the remaining unrecognized compensation cost related to all unvested options was approximately $3.0 million and the weighted-average period of time over which this cost will be recognized is 2.7 years.
The following table summarizes stock options outstanding as of June 30, 2009, as well as activity during the six months then ended:

	Number of	Weighted- Average
	Shares	Exercise Price
Outstanding at December 31, 2008	1,307,036	$9.13
Granted	2,002,116	3.48
Exercised	(97,112)	1.95
Forfeited	(103,460)	4.75

Outstanding at June 30, 2009 (a)	3,108,580	$5.86

Options exercisable	717,011	$7.74

(a)	At June 30, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 8.4 years and 1.2 years, respectively.
At June 30, 2009 and 2008, the aggregate intrinsic value of options outstanding was $8.1 million and $14.1 million, respectively. At June 30, 2009 and 2008, the aggregate intrinsic value of options exercisable was $1.7 million and $9.8 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the six months ended June 30, 2009 and 2008 are provided in the following table ($000s):

	2009	2008
Proceeds from stock options exercised	$1,659	$1,124
Tax benefit related to stock options exercised	112	1,133
Intrinsic value of stock options exercised	473	4,439
Total fair value of shares vested	4,890	12,417
For the six months ended June 30, 2009 and 2008 the Company recorded a non-cash pre-tax expense of $4.0 million and $16.6 million, respectively, to mark-to-market outstanding stock appreciation rights and to record expenses associated with other executive compensation agreements.
The following table summarizes information about options outstanding at June 30, 2009:

		Weighted-Average	Weighted-
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.38 to $3.48	2,259,220	8.5	$3.24	345,907
$ 9.50 to $10.90	481,552	7.4	10.53	272,652
$15.86	367,808	8.7	15.86	98,452

	3,108,580			717,011

NOTE 15 — CONTINGENCIES AND COMMITMENTS
In September, 2008 the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
NOTE 16 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spikes operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment. During the period ended June 30, 2009 the Company recorded a $36.5 million non-cash pre-tax charge related to facility closure costs. These facility closure costs have been allocated $34.3 million to the steel mills and $2.2 million to the downstream segments.

Operational results for the two business segments and other financial data as of and for the three and six months ended June 30 are presented below ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenue from external customers:
Steel mills	$729,982	$2,078,532	$1,450,859	$3,775,617
Downstream products	305,982	467,278	622,804	801,855

Total	$1,035,964	$2,545,810	$2,073,663	$4,577,472

Inter-company sales:
Steel mills	$128,401	$245,890	$259,028	$422,592
Downstream products	—	1,246	—	2,706
Corp/eliminations/other	(128,401)	(247,136)	(259,028)	(425,298)

Total	$—	$—	$—	$—

Total sales:
Steel mills	$858,383	$2,324,422	$1,709,887	$4,198,209
Downstream products	305,982	468,524	622,804	804,561
Corp/eliminations/other	(128,401)	(247,136)	(259,028)	(425,298)

Total	$1,035,964	$2,545,810	$2,073,663	$4,577,472

Operating (loss) income:
Steel mills	$(53,406)	$407,938	$(108,010)	$701,907
Downstream products	18,400	35,096	42,463	53,738
Corp/eliminations/other	(5,959)	(30,146)	3,871	(42,431)

Total	$(40,965)	$412,888	$(61,676)	$713,214

Depreciation expense:
Steel mills	$45,958	$44,315	$90,541	$89,558
Downstream products	4,524	3,875	9,511	7,491
Corp/eliminations/other	2,282	3,794	5,041	7,455

Total	$52,764	$51,984	$105,093	$104,504

Amortization expense:
Steel mills	$13,642	$23,273	$27,302	$46,546
Downstream products	2,848	2,984	5,796	3,874

Total	$16,490	$26,257	$33,098	$50,420

	June 30,	December 31,
	2009	2008
Segment assets:
Steel mills	$4,884,066	$5,373,934
Downstream products	709,482	880,364
Corp/eliminations/other	1,490,652	1,015,757

Total	$7,084,200	$7,270,055

Segment goodwill:
Steel mills	$1,780,421	$1,773,711
Downstream products	178,300	178,300

Total	$1,958,721	$1,952,011

Segment Intangibles:
Steel mills	$462,375	$489,667
Downstream products	20,250	26,069

Total	$482,625	$515,736

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Capital expenditures:
Steel mills	$13,863	$28,615	$47,146	$52,857
Downstream products	7,817	5,073	9,219	10,271
Corp/eliminations/other	1,136	1,316	2,735	2,582

Total	$22,816	$35,004	$59,100	$65,710

NOTE 17 — FACILITY CLOSURES COST
During June 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its intent to close or idle certain facilities (the “Plan”). However, after further evaluation of our markets and production capabilities, the Company has decided not to suspend production of the Sayreville mill as announced in early June. The Company recorded a $36.5 million pre-tax charge for the three and six months ended June 30, 2009 related to the Plan. The charge is included in the facility closure costs line item of the Company’s condensed consolidated statements of earnings and it impacts the Company’s mills and downstream segments. The pre-tax charge consisted primarily of charges to the write-down of property, plant and equipment of $30.5 million and certain equipment spares maintained in inventory of $3.2 million. The remaining charges consisted of employee severance costs for the affected employees of $0.6 million, and other facility closure expenses of $2.2 million. The Company has recorded a liability at June 30, 2009 related to the Plan in the amount of $0.6 million which is included in the accrued salaries, wages and employee benefits line item of the Company’s condensed consolidated balance sheet. In connection with the Plan, which is expected to be completed by the end of 2009, the Company anticipates recording additional charges over the balance of 2009. Depending on the outcome of the Sand Springs discussions, further charges of up to $50.0 million, on an after tax basis, could be incurred.
NOTE 18 — SUBSEQUENT EVENTS
Management has considered subsequent events reviewed through August 7, 2009.
On July 17, 2009 the Company provided notice to U.S. Bank National Association (“US Bank”), the indenture trustee, of its election to redeem all of its outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount plus accrued interest to the redemption date (the “Redemption Price”). The Company intends to fund the Redemption Price of approximately $417.6 million with cash. The notes will be redeemed in accordance with their terms and the Company expects the redemption to occur on August 31, 2009 (the “Redemption Date”). On July 31, 2009, notice of such redemption was mailed by US Bank to holders of the Notes in order for the redemption to occur on the Redemption Date. Upon payment of the Redemption Price on the Redemption Date, all of the Company’s 10 3/8% Senior Notes due 2011 will have been paid in full. The Company expects to record a charge related to the debt redemption of approximately $10.8 million during the three months ended September 30, 2009.
NOTE 19 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2009 and December 31, 2008, and for the three and six months ended June 30, 2009 and June 30, 2008 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011 issued by GUSAP Partners, which is also a wholly-owned subsidiary of the Company. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like PCS, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$6,022	$235,337	$631,980	$251	$—	$873,590
Short-term investments	—	58,592	200,039	—	—	258,631
Accounts receivable, net	—	53,302	332,489	147,423	—	533,214
Intercompany accounts receivable	—	—	40,682	—	(40,682)	—
Inventories	—	135,762	693,980	26,672	—	856,414
Deferred tax assets	—	—	25,478	—	—	25,478
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	14,232	—	14,232
Income taxes receivable	—	6,317	63,106	—	—	69,423
Other current assets	—	6,114	15,302	3,168	—	24,584

Total Current Assets	6,022	495,424	2,003,056	191,746	(40,682)	2,655,566

Investments in Subsidiaries	466,011	2,252,504	295,480	—	(3,013,995)	—
Investments in 50% Owned Joint Ventures	—	13,386	134,411	—	—	147,797
Long-Term Investments	—	—	32,414	—	—	32,414
Property, Plant and Equipment, net	—	270,026	1,441,972	18,805	—	1,730,803
Goodwill	—	—	1,871,801	86,920	—	1,958,721
Intangibles	—	—	476,690	5,935	—	482,625
Deferred Financing Costs	4,140	158	38,994	—	—	43,292
Deferred Tax Asset	—	3,351	394	—	—	3,745
Other Assets	—	7,570	14,357	7,310	—	29,237

TOTAL ASSETS	$476,173	$3,042,419	$6,309,569	$310,716	$(3,054,677)	$7,084,200

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$20,798	$176,543	$10,410	$—	$207,751
Intercompany accounts payable	1,853	38,887	—	1,020	(41,760)	—
Accrued salaries, wages and employee benefits	—	14,781	69,445	12,669	—	96,895
Accrued interest	19,258	34	24,798	—	—	44,090
Income taxes payable	—	—	580	—	—	580
Accrued sales, use and property taxes	—	1,637	11,053	822	—	13,512
Current portion of long-term environmental reserve	—	—	5,097	—	—	5,097
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	30,495	—	30,495
Other current liabilities	—	2,148	11,724	192	—	14,064
Current portion of long-term borrowings	—	—	3,183	—	—	3,183

Total Current Liabilities	21,111	78,285	302,423	55,608	(41,760)	415,667

Long-term Borrowings, Less Current Portion	402,590	—	2,660,770	—	—	3,063,360
Accrued Benefit Obligations	—	68,527	233,182	—	—	301,709
Long-term Environmental Reserve, Less Current Portion	—	—	13,417	—	—	13,417
Other Liabilities	—	3,468	68,898	—	1,078	73,444
Deferred Tax Liabilities	—	—	324,464	—	—	324,464

TOTAL LIABILITIES	423,701	150,280	3,603,154	55,608	(40,682)	4,192,061

TOTAL SHAREHOLDERS’ EQUITY	52,472	2,892,139	2,706,415	255,108	(3,013,995)	2,892,139

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$476,173	$3,042,419	$6,309,569	$310,716	$(3,054,677)	$7,084,200

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2008
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$3,991	$130,955	$346,171	$1,418	$—	$482,535
Short-term investments	—	10,991	194,826	—	—	205,817
Accounts receivable, net	—	67,122	414,820	195,627	—	677,569
Intercompany accounts receivable	—	3,178	37,105	—	(40,283)	—
Inventories	—	190,878	1,031,407	45,483	—	1,267,768
Deferred tax assets	—	—	31,414	—	—	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	14,771	—	14,771
Income taxes receivable	—	—	28,455	—	—	28,455
Other current assets	—	4,479	15,002	3,455	—	22,936

Total Current Assets	3,991	407,603	2,099,200	260,754	(40,283)	2,731,265

Investments in Subsidiaries	466,017	2,358,178	273,451	—	(3,097,646)	—
Investments in 50% Owned Joint Ventures	—	11,052	150,849	—	—	161,901
Long-Term Investments	—	—	33,189	—	—	33,189
Property, Plant and Equipment, net	—	266,710	1,521,036	20,732	—	1,808,478
Goodwill	—	—	1,865,091	86,920	—	1,952,011
Intangibles	—	—	506,484	9,252	—	515,736
Deferred Financing Costs	5,154	207	29,809	—	—	35,170
Other Assets	—	7,324	14,263	10,718	—	32,305

TOTAL ASSETS	$475,162	$3,051,074	$6,493,372	$388,376	$(3,137,929)	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$25,520	$139,840	$17,337	$—	$182,697
Intercompany accounts payable	1,817	—	—	1,000	(2,817)	—
Accrued salaries, wages and employee benefits	—	18,137	115,754	14,353	—	148,244
Accrued interest	19,259	36	35,185	—	—	54,480
Income taxes payable	—	—	2,983	—	—	2,983
Accrued sales, use and property taxes	—	975	11,934	993	—	13,902
Current portion of long-term environmental reserve	—	—	7,599	—	—	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	45,687	—	45,687
Other current liabilities	—	2,397	18,028	507	—	20,932
Current portion of long-term borrowings	—	—	1,893	—	—	1,893

Total Current Liabilities	21,076	47,065	333,216	79,877	(2,817)	478,417

Long-term Borrowings, Less Current Portion	401,999	—	2,665,995	—	—	3,067,994
Related Party Borrowings	—	—	—	38,300	(38,300)	—
Accrued Benefit Obligations	—	63,698	275,357	—	—	339,055
Long-term Environmental Reserve, Less Current Portion	—	—	11,151	—	—	11,151
Other Liabilities	—	2,993	112,265	—	834	116,092
Deferred Tax Liabilities	—	3,826	320,028	—	—	323,854

TOTAL LIABILITIES	423,075	117,582	3,718,012	118,177	(40,283)	4,336,563

TOTAL SHAREHOLDERS’ EQUITY	52,087	2,933,492	2,775,360	270,199	(3,097,646)	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$475,162	$3,051,074	$6,493,372	$388,376	$(3,137,929)	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$131,391	$823,803	$80,770	$—	$1,035,964

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	114,944	725,680	65,833	—	906,457
Selling and administrative	—	8,351	46,284	7,909	—	62,544
Depreciation	—	7,516	43,618	1,630	—	52,764
Amortization of intangibles	—	—	14,831	1,659	—	16,490
Facility closure costs	—	—	36,545	—	—	36,545
Other operating income, net	—	2,138	(444)	435	—	2,129

	—	132,949	866,514	77,466	—	1,076,929

INCOME FROM OPERATIONS	—	(1,558)	(42,711)	3,304	—	(40,965)

EARNINGS FROM 50% OWNED JOINT VENTURES	—	990	(6,246)	—	—	(5,256)

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	(568)	(48,957)	3,304	—	(46,221)

OTHER EXPENSES
Interest expense	10,800	142	24,639	—	—	35,581
Interest income	(1)	(158)	(1,603)	—	—	(1,762)
Intercompany interest	—	(57)	5,252	35	(5,230)	—
Foreign exchange (gain) loss, net	—	17,690	(3,206)	4	—	14,488
Amortization of deferred financing costs	507	29	2,465	—	—	3,001
Other income	—	(5,230)	—	—	5,230	—

	11,306	12,416	27,547	39	—	51,308

(LOSS) INCOME BEFORE INCOME TAXES	(11,306)	(12,984)	(76,504)	3,265	—	(97,529)

INCOME TAX EXPENSE	101	(10,827)	(30,051)	31	—	(40,746)

(LOSS) INCOME BEFORE STOCK DIVIDENDS	(11,407)	(2,157)	(46,453)	3,234	—	(56,783)

EQUITY EARNINGS OF SUBSIDIARIES	11,596	(54,626)	3,485	—	39,545	—

NET INCOME	189	(56,783)	(42,968)	3,234	39,545	(56,783)

Less: Net (Loss) Income attributable to noncontrolling interest	—	797	—	797	(797)	797

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$189	$(57,580)	$(42,968)	$2,437	$40,342	$(57,580)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$323,467	$2,064,929	$157,414	$—	$2,545,810

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	272,759	1,575,044	132,389	—	1,980,192
Selling and administrative	—	9,868	53,847	11,114	—	74,829
Depreciation	—	7,503	42,984	1,497	—	51,984
Amortization	—	—	23,749	2,508	—	26,257
Other operating (income) expense, net	—	(234)	1,044	(1,150)	—	(340)

	—	289,896	1,696,668	146,358	—	2,132,922

INCOME FROM OPERATIONS	—	33,571	368,261	11,056	—	412,888

EARNINGS FROM 50% OWNED JOINT VENTURES	—	302	41,425	—	—	41,727

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,873	409,686	11,056	—	454,615

Interest expense	10,800	—	24,764	—	—	35,564
Interest income	(7)	(468)	(1,975)	(188)	—	(2,638)
Intercompany interest	—	(566)	6,310	501	(6,245)	—
Foreign exchange (gain) loss, net	—	327	(780)	2	—	(451)
Amortization of deferred financing costs	507	35	2,147	2	—	2,691
Writedown of short-term investments	—	—	17,004	—	—	17,004
Other income	—	(6,245)	—	—	6,245	—

	11,300	(6,917)	47,470	317	—	52,170

(LOSS) INCOME BEFORE INCOME TAXES	(11,300)	40,790	362,216	10,739	—	402,445

INCOME TAX EXPENSE	107	5,562	130,960	166	—	136,795

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,407)	35,228	231,256	10,573	—	265,650

EQUITY EARNINGS OF SUBSIDIARIES	11,605	230,422	7,451	—	(249,478)	—

NET INCOME	198	265,650	238,707	10,573	(249,478)	265,650

Less: Net (Loss) Income attributable to noncontrolling interest	—	3,543	—	3,543	(3,543)	3,543

NET INCOME (LOSS) ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$198	$262,107	$238,707	$7,030	$(245,935)	$262,107

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$277,246	$1,637,114	$159,303	$—	$2,073,663

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	231,330	1,477,598	128,406	—	1,837,334
Selling and administrative	—	15,450	86,096	17,298	—	118,844
Depreciation	—	14,104	87,647	3,342	—	105,093
Amortization of intangibles	—	—	29,780	3,318	—	33,098
Facility closure costs	—	—	36,545	—	—	36,545
Other operating (income) expense, net	—	4,338	(419)	506	—	4,425

	—	265,222	1,717,247	152,870	—	2,135,339

INCOME (LOSS) FROM OPERATIONS	—	12,024	(80,133)	6,433	—	(61,676)

(LOSS) EARNINGS FROM 50% OWNED JOINT VENTURES	—	533	(16,033)	—	—	(15,500)

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES	—	12,557	(96,166)	6,433	—	(77,176)

OTHER EXPENSES
Interest expense	21,600	361	52,770	—	—	74,731
Interest income	(2)	(337)	(2,767)	(57)	—	(3,163)
Intercompany interest	—	(150)	12,778	198	(12,826)	—
Foreign exchange (gain) loss, net	—	12,569	(899)	85	—	11,755
Amortization of deferred financing costs	1,014	57	4,736	—	—	5,807
Other income	—	(12,826)	—	—	12,826	—

	22,612	(326)	66,618	226	—	89,130

(LOSS) INCOME BEFORE INCOME TAXES	(22,612)	12,883	(162,784)	6,207	—	(166,306)

INCOME TAX EXPENSE (BENEFIT)	207	(11,951)	(63,201)	66		(74,879)

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(22,819)	24,834	(99,583)	6,141	—	(91,427)

EQUITY EARNINGS (LOSS) OF SUBSIDIARIES	23,204	(116,261)	6,675	—	86,382	—

NET INCOME (LOSS)	$385	$(91,427)	$(92,908)	$6,141	$86,382	$(91,427)

Less: Net (Loss) Income attributable to noncontrolling interest	—	(1,175)	—	(1,175)	1,175	(1,175)

NET INCOME (LOSS) ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$385	$(90,252)	$(92,908)	$7,316	$85,207	$(90,252)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$547,700	$3,791,275	$238,497	$—	$4,577,472

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	469,108	2,915,587	196,124	—	3,580,819
Selling and administrative	—	15,614	97,366	16,425	—	129,405
Depreciation	—	15,047	87,077	2,380	—	104,504
Amortization	—	—	47,497	2,923	—	50,420
Other operating (income) expense, net	—	(744)	980	(1,126)	—	(890)

	—	499,025	3,148,507	216,726	—	3,864,258

INCOME FROM OPERATIONS	—	48,675	642,768	21,771	—	713,214

EARNINGS FROM 50% OWNED JOINT VENTURES	—	302	59,805	—	—	60,107

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	48,977	702,573	21,771	—	773,321

Interest expense	21,600	—	65,803	—	—	87,403
Interest income	(15)	(1,721)	(7,269)	(296)	—	(9,301)
Intercompany interest	—	(1,791)	15,278	847	(14,334)	—
Foreign exchange (gain) loss, net	—	(3,459)	(897)	27	—	(4,329)
Amortization of deferred financing costs	1,014	69	4,296	3	—	5,382
Writedown of short-term investments	—	—	39,671	—	—	39,671
Other income	—	(14,334)	—	—	14,334	—

	22,599	(21,236)	116,882	581	—	118,826

(LOSS) INCOME BEFORE INCOME TAXES	(22,599)	70,213	585,691	21,190	—	654,495

INCOME TAX EXPENSE	214	7,743	213,319	166	—	221,442

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(22,813)	62,470	372,372	21,024	—	433,053

EQUITY EARNINGS OF SUBSIDIARIES	23,210	370,583	13,739	—	(407,532)	—

NET INCOME	397	433,053	386,111	21,024	(407,532)	433,053

Less: Net (Loss) Income attributable to noncontrolling interest	—	7,938	—	7,938	(7,938)	7,938

NET INCOME (LOSS) ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$397	$425,115	$386,111	$13,086	$(399,594)	$425,115

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED JUNE 30, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income (loss)	$189	$(56,783)	$(42,968)	$3,234	$39,545	$(56,783)
Adjustment to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	—	7,516	43,618	1,630	—	52,764
Amortization of intangibles	—	—	14,831	1,659	—	16,490
Amortization of deferred financing costs	507	29	2,465	—	—	3,001
Deferred income taxes	—	(7,015)	2,332	—	—	(4,683)
Loss on disposition of property, plant and equipment	—	—	—	533	—	533
(Income) loss from 50% owned joint ventures	—	(990)	6,246	—	—	5,256
Cash dividends received	—	14,368	—	—	(14,368)	—
Equity earnings of subsidiaries	(11,596)	54,626	(3,485)	—	(39,545)	—
Compensation cost from share-based awards	—	1,343	3,928	—	—	5,271
Excess tax benefits from share-based payment arrangements	—	—	(91)	—	—	(91)
Facility closure costs	—	—	36,545	—	—	36,545
Writedown of inventory	—	3,376	11,242	—	—	14,618

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	5,563	24,944	7,011	—	37,518
Inventories	—	34,565	139,102	7,987	—	181,654
Other assets	—	(2,486)	(3,078)	3,066	—	(2,498)
Liabilities	10,799	1,804	(4,762)	(12,901)	—	(5,060)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(101)	55,916	230,869	12,219	(14,368)	284,535

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(528)	(21,925)	(363)	—	(22,816)
Proceeds from disposition of property, plant and equipment	—	—	32	202	—	234
Proceeds from related party borrowings	—	—	11,850	—	(11,850)	—
Purchases of investments	—	(58,293)	(159,876)	—	—	(218,169)
Proceeds from sales of investments	—	—	290,482	—	—	290,482

NET CASH USED IN (PROVIDED BY) INVESTING ACTIVITIES	—	(58,821)	120,563	(161)	(11,850)	49,731

FINANCING ACTIVITIES
Payments on related party borrowings	—	—	—	(11,850)	11,850	—
Payments on term borrowings	—	—	(1,021)	—	—	(1,021)
Payments of deferred financing costs	—	—	(13,921)	—	—	(13,921)
Cash dividends	—	—	(14,368)	—	14,368	—
Proceeds from exercise of employee stock options	—	1,565	—	—	—	1,565
Excess tax benefits from share-based payment arrangements	—	—	91	—	—	91

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	—	1,565	(29,219)	(11,850)	26,218	(13,286)

Effect of exchange rate changes on cash and cash equivalents	—	16,884	84	43	—	17,011

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(101)	15,544	322,297	251	—	337,991

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,123	219,793	309,683	—	—	535,599

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,022	$235,337	$631,980	$251	$—	$873,590

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$198	$265,650	$238,707	$10,573	$(249,478)	$265,650
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	—	7,503	42,984	1,497	—	51,984
Amortization of intangibles	—	—	23,749	2,508	—	26,257
Amortization of deferred financing costs	507	35	2,147	2	—	2,691
Deferred income taxes	—	8,054	(22,188)	—	—	(14,134)
Gain on disposition of property, plant and equipment	—	2	234	18	—	254
Income from 50% owned joint ventures	—	(302)	(41,425)	—	—	(41,727)
Distributions from 50% owned joint ventures	—	—	30,000	—	—	30,000
Cash dividends received	—	13,535	—	—	(13,535)	—
Equity earnings of subsidiaries	(11,605)	(230,422)	(7,451)	—	249,478	—
Compensation cost from share-based awards	—	2,783	9,828	—	—	12,611
Realized loss on writedown of investments	—	—	17,004	—	—	17,004
Excess tax benefits from share-based payment arrangements	—	—	(469)	—	—	(469)
Writedown of inventory	—	—	726	—	—	726

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(24,322)	(166,507)	(37,666)	—	(228,495)
Inventories	—	(34,745)	(157,620)	(33,396)	—	(225,761)
Other assets	—	(3,520)	5,042	(3,473)	—	(1,951)
Liabilities	10,687	32,842	31,705	21,848	—	97,082

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(213)	37,093	6,466	(38,089)	(13,535)	(8,278)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(4,758)	(28,609)	(1,637)	—	(35,004)
Proceeds from disposition of property, plant and equipment	—	—	212	100	—	312
Acquisitions	—	—	(82,000)	(121,500)	—	(203,500)
Disbursements of related party borrowings	—	—	(42,000)	—	42,000	—
Asset transfer	—	(21)	(121,479)	121,500	—	—
Proceeds from sales of investments	—	—	700	—	—	700

NET CASH USED IN INVESTING ACTIVITIES	—	(4,779)	(273,176)	(1,537)	42,000	(237,492)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	1	—	—	1
Proceeds from related party borrowings	—	—	—	42,000	(42,000)	—
Payments on term borrowings	—	(33)	(4,201)	—	—	(4,234)
Payments of deferred financing costs	—	—	(108)	—	—	(108)
Cash dividends	—	(8,645)	(13,535)	—	13,535	(8,645)
Proceeds from exercise of employee stock options	—	630	—	—	—	630
Excess tax benefits from share-based payment arrangements	—	—	469	—	—	469

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(8,048)	(17,374)	42,000	(28,465)	(11,887)

Effect of exchange rate changes on cash and cash equivalents	—	437	(1)	16	—	452

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(213)	24,703	(284,085)	2,390	—	(257,205)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,226	83,042	482,224	1,453	—	568,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,013	$107,745	$198,139	$3,843	$—	$311,740

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2009
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income (loss)	$385	$(91,427)	$(92,908)	$6,141	$86,382	$(91,427)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	14,104	87,647	3,342	—	105,093
Amortization of intangibles	—	—	29,780	3,318	—	33,098
Amortization of deferred financing costs	1,014	57	4,736	—	—	5,807
Deferred income taxes	—	(7,015)	(1,438)	—	—	(8,453)
Loss on disposition of property, plant and equipment	—	—	863	604	—	1,467
(Income) loss from 50% owned joint ventures	—	(533)	16,033	—	—	15,500
Distributions from 50% owned joint ventures	—	—	405	—	—	405
Cash dividends received	23,210	14,368	17,689	—	(55,267)	—
Equity earnings of subsidiaries	(23,204)	116,261	(6,675)	—	(86,382)	—
Compensation cost from share-based awards	—	1,042	2,927	—	—	3,969
Excess tax benefits from share-based payment arrangements	—	—	(112)	—	—	(112)
Facility closure costs	—	—	36,545	—	—	36,545
Writedown of inventory	—	3,850	29,194	—	—	33,044

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	16,805	82,434	48,204	—	147,443
Inventories	—	59,301	305,065	18,810	—	383,176
Other assets	—	(2,394)	28	4,234	—	1,868
Liabilities	626	27,375	(153,364)	(25,649)	—	(151,012)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,031	151,794	358,849	59,004	(55,267)	516,411

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(4,919)	(53,246)	(935)	—	(59,100)
Proceeds from disposition of property, plant and equipment	—	—	1,090	323	—	1,413
Proceeds from related party borrowings	—	—	38,300	—	(38,300)	—
Purchases of investments	—	(58,293)	(429,564)	—	—	(487,857)
Proceeds from sales of investments	—	10,810	425,369	—	—	436,179

NET CASH USED IN INVESTING ACTIVITIES	—	(52,402)	(18,051)	(612)	(38,300)	(109,365)

FINANCING ACTIVITIES
Payments on related party borrowings	—	—	—	(38,300)	38,300	—
Payments on term borrowings	—	—	(3,647)	—	—	(3,647)
Payments of deferred financing costs	—	—	(13,921)	—	—	(13,921)
Cash dividends	—	(8,646)	(37,578)	(17,689)	55,267	(8,646)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,593)	—	(3,593)
Proceeds from exercise of employee stock options	—	1,659	—	—	—	1,659
Excess tax benefits from share-based payment arrangements	—	—	112	—	—	112

NET CASH USED IN FINANCING ACTIVITIES	—	(6,987)	(55,034)	(59,582)	93,567	(28,036)

Effect of exchange rate changes on cash and cash equivalents	—	11,977	45	23	—	12,045

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,031	104,382	285,809	(1,167)	—	391,055

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,991	130,955	346,171	1,418	—	482,535

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,022	$235,337	$631,980	$251	$—	$873,590

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$397	$433,053	$386,111	$21,024	$(407,532)	$433,053
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	—	15,047	87,077	2,380	—	104,504
Amortization of intangibles	—	—	47,497	2,923	—	50,420
Amortization of deferred financing costs	1,014	69	4,296	3	—	5,382
Deferred income taxes	—	9,426	(25,394)	—	—	(15,968)
(Gain) loss on disposition of property, plant and equipment	—	(363)	52	42	—	(269)
Income from 50% owned joint ventures	—	(302)	(59,805)	—	—	(60,107)
Distributions from 50% owned joint ventures	—	—	40,404	—	—	40,404
Cash dividends received	—	13,535	3,746	—	(17,281)	—
Facility closure costs	—	—	990	—	—	990
Equity earnings of subsidiaries	(23,210)	(370,583)	(13,739)	—	407,532	—
Compensation cost from share-based awards	—	3,326	12,473	—	—	15,799
Realized loss on writedown of investments	—	—	39,671	—	—	39,671
Excess tax benefits from share-based payment arrangements	—	—	(1,133)	—	—	(1,133)
Writedown of inventory	—	—	2,937	—	—	2,937

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(51,286)	(274,859)	(31,546)	—	(357,691)
Inventories	—	(29,205)	(207,013)	(38,677)	—	(274,895)
Other assets	—	1,238	(103)	(4,220)	—	(3,085)
Liabilities	23,791	63,209	77,568	18,408	—	182,976

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,992	87,164	120,776	(29,663)	(17,281)	162,988

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(9,060)	(54,283)	(2,367)	—	(65,710)
Proceeds from disposition of property, plant and equipment	—	—	1,473	141	—	1,614
Acquisitions	—	—	(82,000)	(121,500)	—	(203,500)
Disbursements of related party borrowings	—	—	(42,000)	—	42,000	—
Asset transfer	—	(21)	(121,479)	121,500	—	—
Proceeds from sales of investments	—	—	700	—	—	700

NET CASH USED IN INVESTING ACTIVITIES	—	(9,081)	(297,589)	(2,226)	42,000	(266,896)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	499	—	—	499
Proceeds from related party borrowings	—	—	—	42,000	(42,000)	—
Payments on term borrowings	—	(57)	(4,202)	—	—	(4,259)
Payments of deferred financing costs	—	—	(108)	—	—	(108)
Cash dividends	—	(125,310)	(13,535)	(3,746)	17,281	(125,310)
Distributions to subsidiary’s noncontrolling interest	—	—	—	(3,065)	—	(3,065)
Proceeds from exercise of employee stock options	—	1,124	—	—	—	1,124
Excess tax benefits from share-based payment arrangements	—	—	1,133	—	—	1,133

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(124,243)	(16,213)	35,189	(24,719)	(129,986)

Effect of exchange rate changes on cash and cash equivalents	—	(1,701)	—	(27)	—	(1,728)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,992	(47,861)	(193,026)	3,273	—	(235,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21	155,606	391,165	570	—	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,013	$107,745	$198,139	$3,843	$—	$311,740

GERDAU AMERISTEEL
Executive office
4221 W. Boy Scout Blvd. – Suite 600
Tampa, FL 33607
Phone: 813.286.8383
Investor relations
Phone: 813.319.4896
Fax: 813.207.2355
ir@gerdauameristeel.com
GERDAU GROUP
Executive office
Av. Farrapos, 1811
Bairro Floresta – Porto Alegre – RS – Brazil
CEP 90220-005
Phone: +55 (51) 3323.2000
Investor relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br
or inform@gerdau.com.br
www.gerdau.com.br/ri
TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone: 1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com